BUSINESS ACQUISITION REPORT
Form 51-102F4

Item 1 - Identity of the Corporation

1.1	Name and Address of the Corporation

AuRico Gold Inc., formerly Gammon Gold Inc. (“AuRico”) 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6

1.2	Executive Officer

For further information in respect of this report and the significant acquisition described herein, please contact:

Scott Perry
Chief Financial Officer
(647) 260-8870

Item 2 - Details of the Acquisition

2.1	Nature of Business Acquired

On April 8, 2011, AuRico acquired all of the outstanding securities of Capital Gold Corporation (“CGC”) pursuant to a merger agreement. Under the merger agreement, AuRico acquired CGC through a merger of Capital Gold AcquireCo. Inc., a wholly owned subsidiary of AuRico, with and into CGC. Following the merger, CGC is a wholly-owned subsidiary of AuRico.

CGC is engaged in the mining, exploration and development of gold properties in Mexico. Its primary focus is on the operation and development of the El Chanate Project (as defined below) as well as the development of approximately 257,000 acres (104,000 hectares) of mining concessions known as the Orion Project in the State of Nayarit Mexico.

Through wholly-owned subsidiaries, CGC owns 100% of 21 mining concessions located in the State of Sonora, Mexico totalling approximately 9,665 hectares (23,873 acres or 37.3 square miles). CGC commenced mining operations on two of these concessions in late March 2007 and achieved gold production and revenue from operations in early August 2007. Operations on these two concessions are referred to as the El Chanate Project.

CGC has leased 12 mining concessions totalling 1,789 hectares located northwest of Saric, Sonora. In addition, CGC owns a claim for approximately 2,233 additional hectares adjacent to this property. These concessions and this claim are about 60 miles northeast of the El Chanate Project. CGC has completed exploration work consisting of geological mapping, systematic geochemical sampling of rock and soils, geophysical surveys, trenching and 73 reverse circulation drill holes totalling 6,121 meters and more recently a one meter interval topographic survey over the concession area.

The Orion Project lies in the prolific Sierra Madre Occidental, which hosts numerous multi- million ounce gold-silver deposits. The Orion Project is one of the larger contiguous concessions in the Sierra Madre, composed of 257,000 acres (104,000 hectares). The Orion Project is located on the southeast flank of the Sierra Madre, about 125 km south of the famous Tayoltita district which has reserves reported to be in excess of 20 million gold equivalent ounces. The concessions are located approximately 110 km north–northwest of Tepic, state capital of Nayarit, México, 150 km southeast of Mazatlan, Sinaloa. The Orion Project is located 13 km south– southeast of the town of Acaponeta, Nayarit, in the Motaje Mining District as identified by the Servicio Geologico Mexicano (formerly the Consejo de Recursos Minerales). CGC is progressing this project to a pre-feasibility stage.

2.2	Date of the Acquisition

The effective date of acquisition of CGC was April 8, 2011 (the “Closing Date”). The date of acquisition for accounting purposes is the Closing Date.

2.3	Consideration

AuRico acquired all of the issued and outstanding common stock of CGC by exchanging each share of common stock of CGC for 0.5209 common shares of AuRico and a cash payment in the amount of US$1.09 per CGC share. In addition, the outstanding warrants and stock options of CGC were exchanged for (or were deemed to become) warrants and options to acquire common shares of AuRico.

The aggregate cash consideration paid by AuRico was US$68,630,198 and the aggregate number of AuRico common shares issued was 32,796,771.

2.4	Effect on Financial Position

Except as described below, AuRico has no current plans or proposals for material changes in its business affairs or the affairs of CGC which may have a significant effect on the results of operations and financial position of AuRico and, in particular, there are no current proposals to liquidate its business, to sell, lease or exchange all or a substantial part of its assets, to amalgamate its business with any other business organization or to make any material changes to AuRico’s business or CGC.

2.5	Prior Valuations

No valuation required by securities legislation or a Canadian exchange or market was obtained by AuRico within the last 12 months to support the consideration paid by AuRico for CGC.

2.6	Parties to the Acquisition

None of CGC or any of its respective directors, trustees or partners was an “informed person”, “associate” or “affiliate” (in each case, as defined under applicable securities laws) of AuRico as of the Closing Date.

2.7	Date of Report

This report is dated June 22, 2011.

Item 3 - Financial Statements

The following financial statements have been included with this report:

(a)	Schedule A: audited consolidated financial statements of CGC as at and for the years ended July 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon;

(b)	Schedule B: unaudited consolidated interim financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010;

(c)	Schedule C: unaudited consolidated interim financial statements of Nayarit Gold Inc. as at and for the three and nine months ended June 30, 2010 and 2009;

(d)	Schedule D: unaudited consolidated interim financial statements of Nayarit Gold Inc. as at and for the three months ended December 31, 2009; and

(e)

Schedule E: unaudited pro forma consolidated income statement of AuRico for the year ended December 31, 2010 and unaudited pro forma consolidated balance sheet and income statement as at and for the three months ended March 31, 2011 after giving effect to the acquisition of CGC.

SCHEDULE A

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Capital Gold Corporation
New York, New York

We have audited the accompanying consolidated balance sheet of Capital Gold Corporation and Subsidiaries as of July 31, 2010 and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Gold Corporation and Subsidiaries at July 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Capital Gold Corporation and Subsidiaries' internal control over financial reporting as of July 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated October 14, 2010 expressed an unqualified opinion thereon.

BDO USA, LLP

New York, New York
October 14, 2010, except for Note 28
which is as of June 22, 2011

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Capital Gold Corporation and Subsidiaries
New York, New York

We have audited Capital Gold Corporation and Subsidiaries internal control over financial reporting as of July 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Capital Gold Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Capital Gold Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of July 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Capital Gold Corporation and Subsidiaries as of July 31, 2010, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended and our report dated October 14, 2010 expressed an unqualified opinion thereon.

/s/BDO USA, LLP
New York, New York

October 14, 2010

CAPITAL GOLD CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except for share and per share amounts)

	For The Year Ended July 31,		
	2010	2009	2008
Revenues			
Sales – Gold, net	$ 60,645	$ 42,757	$ 33,104
Costs and Expenses:			
Costs Applicable to Sales	22,017	13,883	10,690
Depreciation and Amortization	2,939	2,041	2,350
General and Administrative	8,573	5,464	5,586
Exploration	1,616	1,600	938
Total Costs and Expenses	35,145	22,988	19,564
Income from Operations	25,500	19,769	13,540
Other Income (Expense):			
Interest Income	13	43	77
Interest Expense	(1,365)	(1,575)	(2,295)
Other Income (Expense)	(129)	(313)	(95)
Loss on change in fair value of derivative	-	(1,975)	(1,356)
Total Other Income (Expense)	(1,481)	(3,820)	(3,669)
Income before Income Taxes	24,019	15,949	9,871
Income Tax Expense (Note 21)	(12,025)	(5,542)	(3,507)
Net Income	$ 11,994	$ 10,407	$ 6,364
Income Per Common Share			
Basic	$ 0.25	$ 0.22	$ 0.15
Diluted	$ 0.25	$ 0.21	$ 0.13
Basic Weighted Average Common Shares Outstanding	48,512,828	48,315,116	43,759,999
Diluted Weighted Average Common Shares Outstanding	48,703,035	49,882,770	48,867,282

CAPITAL GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010
(in thousands, except for per share and ounce amounts)

NOTE 1 - Basis of Presentation

Capital Gold Corporation ("Capital Gold", "the Company", "we" or "us") was incorporated in February 1982 in the State of Nevada. During March 2003, the Company's stockholders approved an amendment to the Articles of Incorporation to change its name from Leadville Mining and Milling Corp. to Capital Gold Corporation. In November 2005, the Company reincorporated in Delaware. Capital Gold Corporation is engaged in the mining, exploration and development of gold properties in Mexico. Our primary focus is on the operation and development of the El Chanate project, as well as the development of our Orion Project in the State of Nayarit Mexico. All of the Company's mining activities are being performed in Mexico.

On June 29, 2001, the Company exercised an option and purchased from AngloGold North America Inc. and AngloGold (Jerritt Canyon) Corp. ("AngloGold") 100% of the issued and outstanding stock of Minera Chanate, S.A. de C.V., a subsidiary of those two companies ("Minera Chanate"). Minera Chanate's assets consisted of certain exploitation and exploration concessions in the States of Sonora, Chihuahua and Guerrero, Mexico. These concessions are sometimes referred to as the El Chanate Concessions.

Pursuant to the terms of the agreement, on December 15, 2001, the Company made a $50 payment to AngloGold. AngloGold is entitled to receive the remainder of the purchase price by way of an ongoing percentage of net smelter returns of between 2% and 4% plus 10% net profits interest (until the total net profits interest payment received by AngloGold equals $1,000). AngloGold's right to a payment of a percentage of net smelter returns and the net profits interest will terminate at such point as they aggregate $18,018.

During the first part of calendar 2008, Royal Gold, Inc. acquired from Anglo Gold the right to receive both of the net smelter returns. As of July 31, 2010, we have incurred approximately $5,567 with regard to the net smelter return. In addition, in March 2009, we paid the total $1,000 net profit interest to Royal Gold. As of July 31, 2010, we have approximately $11,451 remaining to be incurred on the net smelter return.

Under the terms of the agreement, the Company had granted AngloGold the right to designate one of its wholly-owned Mexican subsidiaries to receive a one time option (the "Option") to purchase 51% of Minera Chanate (or such entity that owns the Minera Chanate concessions at the time of option exercise) (the "Back-In Right"). That Option was exercisable over a 180 day period commencing at such time as the Company notifies AngloGold that it has made a good faith determination that it has gold-bearing ore deposits on any one of the identified group of El Chanate Concessions, when aggregated with any ore that the Company has mined, produced and sold from such concessions, of in excess of two million ounces of contained gold. The exercise price would equal twice the Company's project costs on the properties during the period commencing on December 15, 2000 and ending on the date of such notice.

In January 2008, pursuant to the terms of the agreement, the Company made a good faith determination and notified AngloGold that the drill indicated resources at the El Chanate gold mine exceeded the target number of ounces of contained gold. The term "drill indicated resources" is defined in the agreement. A drill indicated resource number does not rise to the level of, and should not be considered proven and probable reserves as those terms are defined under SEC guidelines. AngloGold had 180 days from the date of notification, or July 28, 2008, to determine whether or not it would choose to exercise the Option for the Back-In Right. On July 1, 2008, AngloGold notified the Company that it would not be exercising the Back-In Right.

NOTE 2 – PRIOR YEAR RESTATEMENT

In connection with completing the consolidated financial statements as of July 31, 2010, the Company determined that it had previously incorrectly translated the carrying value of its property and equipment as part of its consolidating procedures. This error resulted in both an overstatement of property and equipment and accumulated other comprehensive income. The effect of correcting the Company's prior year financial statements is presented as follows:

Financial Statement Caption	As Previously Reported	As Corrected
Property and equipment – 7/31/09	$ 22,417	$ 18,492
Accumulated Other Comprehensive Income (Loss) – 7/31/09	$ (1,978)	$ (5,903)
Accumulated Other Comprehensive Income (Loss) – 7/31/08	$ 760	$ 2,459
Accumulated Other Comprehensive Income (Loss) – 7/31/07	$ 304	$ 121
Foreign currency translation adjustment – year ended 7/31/09	$ (2,731)	$ (8,355)
Foreign currency translation adjustment – year ended 7/31/08	$ 622	$ 2,504

This restatement had no impact on the Company's previously reported net income or cash flows from operations; the Company has determined that the impact of this restatement is not material to the previously issued annual and interim unaudited consolidated financial statements using the guidance of SEC Staff Accounting Bulletin ("SAB") No. 99 and SAB 108.

NOTE 3 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Capital Gold Corporation and its wholly owned and majority owned subsidiaries, Leadville Mining and Milling Holding Corporation, Minera Santa Rita, S.A de R.L. de C.V. ("MSR") and Oro de Altar S. de R. L. de C.V. ("Oro") as well as the accounts within Caborca Industrial S.A. de C.V. ("Caborca Industrial"), a Mexican corporation 100% owned by a former officer and director of the Company for mining support services. Ownership was relinquished upon their recent resignations, and as of July 31, 2010, the Company was in the process of transitioning ownership. These services include, but are not limited to, the payment of mining salaries and related costs. Caborca Industrial bills the Company for these services at slightly above cost. This entity is considered a variable interest entity in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") guidance for consolidation accounting. All significant intercompany accounts and transactions are eliminated in consolidation. Certain items in these financial statements have been reclassified to conform to the current period presentation.

The financial information in the accompanying consolidated financial statements as of the fiscal year ended July 31, 2009 and all prior periods presented has been recast so that the basis of presentation is consistent with that of the financial information as of July 31, 2010. This recast reflects a 1-for-4 reverse stock split of the Company's common stock that became effective on January 25, 2010.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents include money market accounts.

Accounts Receivable

Accounts receivable represents amounts due but not yet received from customers upon sales of precious metals.

Marketable Securities

The Company accounts for its investments in marketable securities in accordance with ASC guidance for Investments—Debt and Equity Securities.

Management determines the appropriate classification of all securities at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company has classified its marketable equity securities as available for sale securities and has recorded such securities at fair value using the closing quoted market price on the exchange the securities are traded as of the balance sheet date. The Company uses the specific identification method to determine realized gains and losses. Unrealized holding gains and losses are excluded from earnings and, until realized, are reported as a separate component of stockholders' equity.

Ore on Leach Pads and Inventories ("In-Process Inventory")

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at the lower of average cost or market. The current portion of ore on leach pads and inventories is determined based on the amounts to be processed within the next 12 months. The major classifications are as follows:

Ore on Leach Pads

The recovery of gold from certain gold ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on fire assay data) and a recovery percentage (based on ore type and column testwork). It is estimated that the Company's leach pad at El Chanate will recover all ounces placed within a one year period from date of placement.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process needs to be constantly monitored and estimates need to be refined based on actual results over time. The Company's operating results may be impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads.

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, but include leach in-circuit, flotation and column cells and carbon in-pulp inventories. In-process material are measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Reclamation and Remediation Costs ("Asset Retirement Obligations")

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and closure costs. The Asset Retirement Obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the Asset Retirement Obligation at its mine site in accordance with ASC guidance for asset retirement and environmental obligations.

Deferred Financing Costs

Deferred financing costs which were included in other assets relate to costs incurred in connection with bank borrowings and are amortized over the term of the related borrowings.

Intangible Assets

Purchased intangible assets consisting of rights of way, easements, net profit interests, etc. are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally five years or using the units of production method. It is the Company's policy to assess periodically the carrying amount of its purchased intangible assets to determine if there has been an impairment to their carrying value. Impairments of other intangible assets are determined in accordance with ASC guidance for intangibles. There was no impairment at July 31, 2010.

Fair Value of Financial Instruments

The carrying value of our financial instruments, including cash and cash equivalents, marketable securities, loans receivable, accrued expenses and accounts payable approximated fair value because of the short maturity of these instruments. The carrying amount of the Company's accounts receivable balance approximates fair value. The carrying value of the Company's long-term debt approximates fair value.

Revenue Recognition

Revenue is recognized from the sale of gold dore when persuasive evidence of an arrangement exists, the price is determinable, the product has been shipped to the refinery, the title has been transferred to the customer and collection of the sales price is reasonably assured from the customer. The Company sells its precious metal content to a financial institution. Revenues are determined by selling the precious metal content at the spot price. Sales are calculated based upon assay of the dore's precious metal content and its weight. The Company sells approximately 95% of the precious metal content contained within the dore from the refinery based upon the preliminary assay of the Company. The residual ounces are sold upon obtaining the final assay and settlement for the shipment. The Company forwards an irrevocable transfer letter to the refinery to authorize the transfer of the precious metal content to the customer. The sale is recorded by the Company upon the refinery pledging the precious metal content to the customer. The Company waits until the dore precious metal content is pledged to the customer at the refinery to recognize the sale because collectability is not ensured until the dore precious metal content is pledged. The sale price is not subject to change subsequent to the initial revenue recognition date.

Revenues from by-product sales, which consists of silver, are credited to *Costs applicable to sales* as a by-product credit. By-product sales amounted to $1,400, $1,076 and $707 for the fiscal years ended July 31, 2010, 2009 and 2008, respectively.

Foreign Currency Translation

Assets and liabilities of the Company's Mexican subsidiaries are translated to US dollars using the current exchange rate for assets and liabilities. Amounts on the statement of operations are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income (loss).

Comprehensive Income (Loss)

Comprehensive income (loss) which is reported on the accompanying consolidated statement of stockholders' equity as a component of accumulated other comprehensive income (loss) consists of accumulated foreign translation gains and losses, the fair value change in our interest rate swap agreement and net unrealized gains and losses on available-for-sale securities.

Income Taxes

On October 1, 2007, the Mexican Government enacted legislation which introduces certain tax reforms as well as a new minimum flat tax system, which was effective for tax year 2008. This new flat tax system integrates with the regular income tax system and is based on cash-basis net income that includes only certain receipts and expenditures. The flat tax is set at 17.5% of cash-basis net income for tax year 2010, which increased from 17% for tax year 2009. If the flat tax is positive, it is reduced by the regular income tax and any excess is paid as a supplement to the regular income tax. For the tax year 2010, the Mexican Government introduced a reform where if the flat tax is negative, companies will not be permitted to reduce the income tax, as it may only serve to reduce the regular flat tax payable in that year or can be carried forward for a period of up to ten years to reduce any future flat tax.

On January 1, 2010, the Mexican government enacted legislation, which increases the regular income tax rate from 28% to 30%. The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation.

Companies are required to prepay income taxes on a monthly basis based on the greater of the flat tax or regular income tax as calculated for each monthly period. As the new legislation was recently enacted, it remains subject to ongoing varying interpretations. There is the possibility of implementation amendments by the Mexican Government and the estimated future income tax liability recorded at the balance sheet date may change.

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. In accordance with ASC guidance for income taxes, the measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Equity Based Compensation

In connection with offers of employment to the Company's executives as well as in consideration for agreements with certain consultants, the Company issues options and warrants to acquire its common stock. Employee and non-employee awards are made at the discretion of the Board of Directors.

NOTE 4 - Marketable Securities

Marketable securities are classified as current assets and are summarized as follows:

	(in thousands) July 31, 2010	July 31, 2009
Marketable equity securities, at cost	$ 50	$ 50
Marketable equity securities, at fair value (See Notes 13)	$ 30	$ 35

NOTE 5 – Material and Supplies Inventories

	(in thousands) July 31, 2010	July 31, 2009
Materials, supplies and other	$ 1,953	$ 1,381
Total	$ 1,953	$ 1,381

NOTE 6 - Ore on Leach Pads and Inventories ("In-Process Inventory")

	(in thousands) July 31, 2010	July 31, 2009
Ore on leach pads	$ 32,896	$ 20,024
Total	$ 32,896	$ 20,024

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at the lower of average cost or market. The current portion of ore on leach pads and inventories is determined based on the amounts to be processed within the next 12 months.

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, but include leach in-circuit, flotation and column cells and carbon in-pulp inventories. In-process material are measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Purchased intangible assets consisting of rights of way, water rights, and easements, etc. are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally five years or using the UOP method. It is the Company's policy to assess periodically the carrying amount of its purchased intangible assets to determine if there has been an impairment to their carrying value. Impairments of other intangible assets are determined in accordance with ASC guidance for goodwill and other intangibles. There was no impairment at July 31, 2010.

The Right of Way, Water Rights, Reforestation Fee and the Mobilization Payment were recorded at cost and are being amortized using the units of production method. Amortization expense for the year ended July 31, 2010, 2009 and 2008 was approximately $55, $43 and $530, respectively.

Amortization of intangibles anticipated for each of the next five years is as follows for the fiscal year ended July 31, 2011 - $63, 2012 - $56, 2013 - $54, 2014 - $61, 20105 - $55.

NOTE 10 - Mining Concessions

Mining concessions consists of the following:

	(in thousands) July 31, 2010	July 31, 2009
El Chanate	$ 49	$ 45
El Charro	25	25
Total	74	70
Less: accumulated amortization	(22)	(19)
Total	$ 52	$ 51

The El Chanate concessions are carried at historical cost and are being amortized using the units of production method. They were acquired in connection with the purchase of the stock of Minera Chanate (see Note 1). Amortization expense for the years ended July 31, 2010, 2009 and 2008 was approximately $3, $8 and $8, respectively.

MSR acquired an additional mining concession – El Charro. El Charro lies within the current El Chanate property boundaries. MSR is required to pay 1 1/2% net smelter royalty in connection with the El Charro concession.

NOTE 11 – Note Receivable

On January 25, 2010, the Company entered into a Collateral Agreement (the "Collateral Agreement") with Metal Recovery Solutions, LLC ("MRS"), a privately-held Nevada company, in which it was proposed that the Company would acquire twenty-five percent of all of the issued and outstanding equity of MRS for an aggregate investment of $2,000.

The Collateral Agreement required the Company to promptly pay $500 to MRS, with the Company's intention to invest the remaining $1,500 being set forth in a letter of intent (the "LOI") entered into on January 25, 2010, the material terms of which are non-binding. The Company's obligation to invest the remaining $1,500 would only arise if the Company and MRS signed a definitive Investment Agreement (the "Investment Agreement") pursuant to which it is contemplated that such remaining funds will be invested in stages, according to milestones that MRS was expected to reach in the deployment of a gold recovery technology pilot program at the Company's El Chanate mine.

NOTE 13 – Accumulated Other Comprehensive Income

Accumulated other comprehensive income (loss) consists of foreign translation gains and losses, unrealized gains and losses on marketable securities and fair value changes on derivative instruments and is summarized as follows:

	Foreign currency items	Unrealized gain (loss) on securities	Change in fair value on interest rate swaps	Accumulated other comprehensive income
Balance as of July 31, 2007	$ (124)	$ 40	$ 205	$ 121
Income (loss)	2,504	(25)	(141)	2,338
Balance as of July 31, 2008	2,380	15	64	2,459
Income (loss)	(8,355)	(30)	23	(8,362)
Balance as of July 31, 2009	$ (5,975)	$ (15)	$ 87	$ (5,903)
Income (loss)	1,463	(5)	153	1,611
Balance as of July 31, 2010	$ (4,512)	$ (20)	$ 240	$ (4,292)

The Company has not recognized any income tax benefit or expense associated with other comprehensive income items for the years ended July 31, 2010, 2009 and 2008.

NOTE 14 - Related Party Transactions

In August 2002, the Company purchased marketable equity securities of a related company. The Company recorded approximately $7, $6 and $6 in expense reimbursements including office rent from this entity for the years ended July 31, 2010, 2009 and 2008, respectively.

The Company utilizes a Mexican Corporation, Caborca Industrial, for mining services. Caborca Industrial was 100% owned by the Company's former Chief Executive Officer and another former officer of the Company. Ownership was relinquished upon their recent resignations, and as of July 31, 2010, the Company was in the process of transitioning ownership. These services include but are not limited to the payment of mining salaries and related costs. Caborca Industrial bills the Company for these services at slightly above cost. Mining expenses charged by Caborca Industrial and eliminated upon consolidation amounted to approximately $5,807, $4,767 and $3,775 for the year ended July 31, 2010, 2009 and 2008, respectively.

The Company incurred approximately $7, $15 and $7 for the years ended July 31, 2010, 2009 and 2008, respectively, for services provided related to marketing materials. The firm providing the services is owned and operated by relatives of the Company's former President and COO, John Brownlie.

During the years ended July 31, 2010, 2009 and 2008, the Company paid Jack Everett, its former Vice President Exploration and Director, consulting fees of $0, $0 and $100, respectively. During the years ended July 31, 2010, 2009 and 2008, the Company paid Robert Roningen, a former director, legal and consulting fees of $28, $8 and $35, respectively.

NOTE 15 - Stockholders' Equity

Common Stock

At various stages in the Company's development, shares of the Company's common stock have been issued at fair market value in exchange for services or property received with a corresponding charge to operations, property and equipment or additional paid-in capital depending on the nature of services provided or property received.

The Company issued 287,500 shares of common stock and 3,150,000 common stock purchase warrants to Standard Bank as part of a commitment fee to entering into the credit facility on August 15, 2006, with its wholly-owned subsidiaries MSR and Oro. The Company recorded the issuance of the 287,500 shares of common stock and 3,150,000 warrants as deferred financing costs of approximately $351 and $3,314, respectively, on the Company's balance sheet. The issuance of 287,500 shares was recorded at the fair market value of the Company's common stock at the closing date or $1.22 per share. The warrants were valued at approximately $3,314 using the Black-Scholes option pricing model and were reflected as deferred financing costs on the Company's balance sheet.

On July 17, 2008, the Company closed in escrow pending execution of Mexican collateral documents and certain other ministerial matters an Amended And Restated Credit Agreement (the "Credit Agreement") involving our wholly-owned Mexican subsidiaries Minera Santa Rita S. de R.L. de C.V. ("MSR") and Oro de Altar S. de R.L. de C.V. ("Oro"), as borrowers ("Borrowers"), the Company, as guarantor, and Standard Bank, as the lender. Pursuant to the Credit Agreement, the Company agreed to issue to Standard Bank a two year warrant to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $3.40 per share. The warrants were valued at approximately $103 using the Black-Scholes option pricing model and were reflected as deferred financing costs on the Company's balance sheet as of July 31, 2008 . The grant date fair value of each stock warrant was $0.68.

The balance of deferred financing costs related to these warrants, net of amortization, as of July 31, 2010 and 2009 was approximately $1,004 and $1,808. Amortization expense for the years ended July 31, 2010, 2009 and 2008, was approximately $803, $803, and $930, respectively.

Recapitalization

In February 2007, the Company's Certificate of Incorporation was amended to increase the Company's authorized shares of capital stock from 50,000,000 to 62,500,000 shares. In January 2008, the Company amended its Certificate of Incorporation to increase the Company's authorized shares of capital stock from 62,500,000 to 75,000,000 shares.

Reverse Stock Split

In September 2008, our Board of Directors (the "Board") recommended to our stockholders a proposal to effect a reverse stock split of all outstanding shares of our Common Stock in an amount which our Board of Directors deemed appropriate to result in a sustained per share market price above $2.00 per share, to be at a ratio of not less than one-for-four and not more than one-for-six (the "Reverse Stock Split"). In conjunction with the Reverse Stock Split, our Board approved and recommended to our stockholders a proposal to effect a reduction in the number of shares of Common Stock authorized for issuance and an increase in the par value thereof in proportion to the Reverse Stock Split. Our stockholders subsequently approved the reverse stock split in October 2008.

On January 25, 2010, the Company announced that, to meet minimum share price requirements in connection with its NYSE Euronext listing, it effected a reverse stock split, with every four (4) shares of common stock of the Company issued and outstanding being converted into one (1) share of common stock. As noted above, the reverse split was originally approved by shareholders at the Annual Shareholders Meeting held on October 31, 2008 and subsequently ratified by shareholders at the recent Annual Shareholders Meeting held on January 19, 2010. No fractional common shares were issued in connection with the reverse split. A holder of common shares, who otherwise would have been entitled to receive a fractional share as a result of the reverse split, received an amount in cash equal to the dollar amount multiplied by such fractional entitlement.

On January 19, 2010, at the recommendation of the Compensation Committee of the Board of Directors, the Company's Board of Directors approved the issuance of 500,000, 50,000, 50,000, 50,000 and 37,500 options to John Brownlie, Leonard J. Sojka, John Cutler, Stephen Cooper and Trey Wasser, respectively, aggregating 687,500 stock options under our 2006 Equity Incentive Plan. The stock options for John Brownlie and Trey Wasser have a term of five years and vest as follows: one-third vested upon issuance and the balance vests on a one-third basis annually thereafter. The stock options for Leonard J. Sojka, John Cutler, and Stephen Cooper have a term of five years and vest 25,000 on January 19, 2010, 12,500 on January 19, 2011 and 12,500 on January 19, 2012. The exercise price of the stock options is $3.60 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest. The Company utilized the Black-Scholes method to fair value the 687,500 options received by these individuals totaling $1,486. For the year ended July 31, 2010 the Company recorded approximately $592 in equity compensation expense on the vested portion of these stock options, respectively. The grant date fair value of each stock option was $2.16.

On July 26, 2010, at the recommendation of the Compensation Committee of the Board of Directors, the Company's Board of Directors approved the issuance of 25,000 and 25,000 options to Christopher Chipman and Scott Hazlitt, respectively, aggregating 50,000 stock options under our 2006 Equity Incentive Plan. The stock options have a term of five years and vest as follows: 50% vested upon issuance and the balance vests 25% annually thereafter. The exercise price of the stock options is $3.73 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest. The Company utilized the Black-Scholes method to fair value the 50,000 options received by these individuals totaling $105. For the year ended July 31, 2010 the Company recorded approximately $53 in equity compensation expense on the vested portion of these stock options, respectively. The grant date fair value of each stock option was $2.10.

The Company received proceeds of approximately $565, $319 and $7,474 during the years ended July 31, 2010, 2009 and 2008, from the exercising of an aggregate of 181,250, 213,932 and 5,748,544 of warrants and options, respectively, issued to investors in past private placements, to officers and directors as well as to outside parties for services rendered. The Company also issued 187,342 shares upon the cashless exercising of options during the year ended July 31, 2010.

2006 Equity Incentive Plan

The 2006 Equity Incentive Plan (the "Plan"), approved by stockholders on February 21, 2007, is intended to attract and retain individuals of experience and ability, to provide incentive to the Company's employees, consultants, and non-employee directors, to encourage employee and director proprietary interests in the Company, and to encourage employees to remain in the Company's employ.

The Plan authorizes the grant of non-qualified and incentive stock options, stock appreciation rights and restricted stock awards (each, an "Award"). A maximum of 4,375,000 shares of common stock are reserved for potential issuance pursuant to Awards under the Plan. Unless sooner terminated, the Plan will continue in effect for a period of 10 years from its effective date.

As of July 31, 2010, the Company was in compliance with all debt covenants and default provisions. The accounts of Caborca Industrial are not subject to the debt covenants and default provisions.

In March 2006, the Company entered into a gold price protection arrangement to protect it against future fluctuations in the price of gold and interest rate swap agreements in October 2006 in accordance with the terms of the credit arrangements with Standard Bank (See Note 20 for more details on these transactions).

Future principal payments on the term loan are as follows (in thousands):

Fiscal Years Ending July 31,		
2011	$	3,600
2012		800
	$	4,400

NOTE 17 – Mining, Engineering and Supply Contracts

In early December 2005, the Company's wholly-owned Mexican subsidiary, MSR, which holds the rights to develop and mine El Chanate Project, entered into a Mining Contract with a Mexican mining contractor, Sinergia Obras Civiles y Mineras, S.A. de C.V, ("Sinergia").

Pursuant to the Mining Contract, Sinergia, using its own equipment, generally is performing all of the mining work (other than crushing) at the El Chanate Project. Sinergia's mining rates are subject to escalation on an annual basis. This escalation is tied to the percentage escalation in Sinergia's costs for various parts for its equipment, interest rates and labor. One of the principals of Sinergia is one of the former principals of FG. FG was the Company's former joint venture partner.

NOTE 18 - Employee and Consulting Agreements

Employment Agreements

On August 29, 2007, at the recommendation of the Compensation Committee, the Board increased the salaries of the Company's executive officers to be commensurate with industry standards and amended their respective agreements accordingly. The new salaries were as follows: Gifford A. Dieterle, President, Treasurer and Chairman of the Board, $250; John Brownlie, Chief Operating Officer, $225; Christopher Chipman, Chief Financial Officer, $175 (consulting fee); Jeffrey W. Pritchard, Vice President - Investor Relations and Secretary, $195; Roger A. Newell, Vice President - Development, $135; and J. Scott Hazlitt, Vice President - Mine Development, $135. The salary increase for Mr. Brownlie and the consulting fee increase for Mr. Chipman were retroactive to May 1, 2007 and the salary increase for Mr. Pritchard is retroactive to August 1, 2007.

On July 17, 2008, at the recommendation of the Compensation Committee of our Board of Directors, the Company's executive officers were awarded salary increases effective August 1, 2008. The new salaries were as follows: Gifford A. Dieterle, President, Treasurer and Chairman of the Board, $288; John Brownlie, Chief Operating Officer, $259; Christopher Chipman, Chief Financial Officer, $201 (consulting fee); Jeffrey W. Pritchard, Vice President - Investor Relations and Secretary, $224; and J. Scott Hazlitt, Vice President - Mine Development, $155.

On March 18, 2010, at the recommendation of the Compensation Committee and upon approval by the Board of Directors, effective January 19, 2010, the Company entered into amended and restated engagement agreements with Christopher Chipman, Chief Financial Officer, and J. Scott Hazlitt, Vice President of Mine Development. The new salaries were as follows: Christopher Chipman, Chief Financial Officer, $225 and J. Scott Hazlitt, Vice President of Mine Development, $175.

On July 1, 2010, at the recommendation of the Compensation Committee and upon approval by the Board of Directors, the Company entered into an amended and restated engagement agreement with J. Scott Hazlitt, in connection with his promotion from Vice President of Mine Development to Chief Operating Officer. Mr. Hazlitt's salary was increased to $200 in connection with his promotion.

Each of the Amended Agreements modify the previous employment agreement or engagement agreement in three ways. First, the Company removed a provision from the Agreement Regarding Change in Control, which is attached as an exhibit to each of the Amended Agreements, that provided that, upon a change in control of the Company, the exercise price of all issued and outstanding options would decrease to $0.01. Second, the Company made the terms of each of the Amended Agreements consistent so that each Amended Agreement expires on December 31, 2011. Finally, the Amended Agreements incorporate amendments made in December 2008 to the employment agreements and engagement agreements to bring such agreements into documentary compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

The Company has the right to terminate any executive's employment for cause or on 30 days' prior written notice without cause or in the event of the executive's disability (as defined in the agreements). The agreements automatically terminate upon an executive's death. "Cause" is defined in the agreements as (1) a failure or refusal to perform the services required under the agreement; (2) a material breach by executive of any of the terms of the agreement; or (3) executive's conviction of a crime that either results in imprisonment or involves embezzlement, dishonesty, or activities injurious to the Company's reputation. In the event that the Company terminates an executive's employment without cause or due to the disability of the executive, the executive will be entitled to a lump sum severance payment equal to one month's salary, in the case of termination for disability, and up to 12 month's salary (depending upon years of service), in the case of termination without cause.

Each executive has the right to terminate his employment agreement on 60 days' prior written notice or, in the event of a material breach by the Company of any of the terms of the agreement, upon 30 days' prior written notice. In the event of a claim of material breach by the Company of the agreement, the executive must specify the breach and its failure to either (i) cure or diligently commence to cure the breach within the 30 day notice period, or (ii) dispute in good faith the existence of the material breach. In the event that an agreement terminates due to the Company's breach, the executive is entitled to severance payments in equal monthly installments beginning in the month following the executive's termination equal to three month' salary plus one additional month's salary for each year of service to the Company. Severance payments cannot exceed 12 month's salary.

In conjunction with the employment agreements, the Company's board of directors deeming it essential to the best interests of its stockholders to foster the continuous engagement of key management personnel and recognizing that, as is the case with many publicly held corporations, a change of control might occur and that such possibility, and the uncertainty and questions which it might raise among management, might result in the departure or distraction of management personnel to the detriment of the company and its stockholders, determined to reinforce and encourage the continued attention and dedication of members of the Company's management to their engagement without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of the company, it entered into identical agreements regarding change in control with the executives. Each of the agreements regarding change in control continues through December 31, 2011 and automatically to the third anniversary thereof unless the Company gives notice to the executive prior to the date of such extension that the agreement term will not be extended. Notwithstanding the foregoing, if a change in control occurs during the term of the agreements, the term of the agreements will continue through the second anniversary of the date on which the change in control occurred. Each of the agreements entitles the executive to change of control benefits, as defined in the agreements and summarized below, upon his termination of employment with the Company during a potential change in control, as defined in the agreements, or after a change in control, as defined in the agreements, when his termination is caused (1) by the Company for any reason other than permanent disability or cause, as defined in the agreement (2) by the executive for good reason as defined in the agreements or, (3) by the executive for any reason during the 30 day period commencing on the first date which is six months after the date of the change in control. Each executive would receive a lump sum cash payment of three times his base salary and three times his bonus award from the prior year, as well as outplacement benefits. Each agreement also provides that the executive is entitled to a payment to make him whole for any federal excise tax imposed on change of control or severance payments received by him.

On March 11, 2010, the Company entered into an agreement with Gifford A. Dieterle , the Chief Executive Officer ("CEO") of the Company and Chairman of the Board, pursuant to which Mr. Dieterle resigned his position as CEO and Chairman of the Board, effective March 18, 2010. Pursuant to the agreement, Mr. Dieterle received lump sum payments totaling approximately $376 in September 2010, and additional payments totaling approximately $288 will be due in 2011. In addition, Mr. Dieterle is due an issuance of $100 in shares of the Company's common stock, initially proposed to be received in September 2010. The number of common shares to be issued was determined by dividing $100 by the volume weighted average closing sale price for the 10 trading days prior to September 18, 2010 on NYSE EURONEXT. The Toronto Stock Exchange ("TSX") provided conditional approval for this issuance provided no more than 27,000 common shares were to be issued without additional written consent of TSX. TSX provided this additional written consent on October 4, 2010 to allow the issuance of an additional 1,571 shares, for a total of 28,571 shares pursuant to the severance agreement. The shares were issued, accordingly, on October 4, 2010.

On April 29, 2010, the Company entered into a severance agreement and general release with John Brownlie, the Company's President and Chief Operating Officer ("COO"), pursuant to which Mr. Brownlie's employment agreement terminated and he resigned as President and COO effective upon the consummation of the Business combination between the Company and Nayarit Gold on August 2, 2010. Pursuant to the Severance Agreement, Mr. Brownlie is entitled to severance payments in the aggregate amount of approximately $1,388, payable over a six month period beginning June 2010; along with an additional $375 associated with the closing of the business combination agreement with Nayarit. As of July 31, 2010, we have paid approximately $753.

NOTE 19 - Fair Value Measurements

ASC guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by ASC guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at July 31, 2010 (in thousands)			
Assets:	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 2,798	$ 2,798	$ -	$ -
Marketable securities	30	30	-	-
	$ 2,828	$ 2,828	$ -	$ -
Liabilities:				
Interest rate swap	40	-	40	-
	$ 40	$ -	$ 40	$ -

Components of the Company's deferred income tax assets (liabilities) are as follows:

	July 31, 2010	July 31, 2009	July 31, 2008
Net deferred income tax assets (liabilities), non-current:			
Remediation and reclamation costs	$ -	$ (44)	$ (29)
Net operating losses	15,592	12,004	9,334
Depreciation and amortization	(971)	76	602
	$ 14,621	$ 12,036	$ 9,907
Valuation allowances	(15,592)	(12,004)	(9,334)
	$ (971)	$ 32	$ 573
Net deferred income tax liabilities, current:			
Inventory valuation	$ (7,679)	$ (3,846)	$ (1,925)
Accounts receivable	-	(567)	(413)
Other	217	180	275
	$ (7,462)	$ (4,233)	$ (2,063)

The Company has not provided for U.S. Federal and foreign withholding taxes on $44,607 of foreign subsidiary undistributed earnings as of July 31, 2010. Such earnings are intended to be reinvested indefinitely.

On October 1, 2007, the Mexican Government enacted legislation which introduces certain tax reforms as well as a new minimum flat tax system, which was effective for tax year 2008. This new flat tax system integrates with the regular income tax system and is based on cash-basis net income that includes only certain receipts and expenditures. The flat tax is set at 17.5% of cash-basis net income for tax year 2010, which increased from 17% for tax year 2009. If the flat tax is positive, it is reduced by the regular income tax and any excess is paid as a supplement to the regular income tax. For the tax year 2010, the Mexican Government introduced a reform where if the flat tax is negative, companies will not be permitted to reduce the income tax, as it may only serve to reduce the regular flat tax payable in that year or can be carried forward for a period of up to ten years to reduce any future flat tax.

On January 1, 2010, the Mexican government enacted legislation, which increases the regular income tax rate from 28% to 30%. The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation.

Companies are required to prepay income taxes on a monthly basis based on the greater of the flat tax or regular income tax as calculated for each monthly period. There is the possibility of implementation amendments by the Mexican Government and the estimated future income tax liability recorded at the balance sheet date may change.

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized; in accordance with ASC guidance for income taxes. Net deferred tax benefits related to the U.S. operations have been fully reserved at July 31, 2010 and 2009. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

For income tax purposes in the United States, the Company had available net operating loss carryforwards ("NOL") as of July 31, 2010, 2009 and 2008 of $35,833, $27,912 and $22,179, respectively to reduce future federal taxable income. If any of the NOL's are not utilized, they will expire at various dates through 2028. There may be certain limitations as to the future annual use of the NOLs due to certain changes in the Company's ownership.

NOTE 23 - Commitments and Contingencies

Lease Commitments

The Company occupies office space in New York City under a non-cancelable escalating operating lease that commenced on September 1, 2007 and terminates on August 31, 2012. In addition to base rent, the lease calls for payment of utilities and other occupancy costs. The Company also occupies office space in Caborca, Sonora, Mexico that commenced on March 2, 2009 and terminates on March 1, 2013. The Company occupies space in Hermosillo, Sonora, Mexico that commenced on March 1, 2010 and terminates on February 28, 2011.

The Company leased 12 mining concessions totaling 1,790 hectares located northwest of Saric, Sonora, Mexico. These concessions are about a sixty mile drive northeast of the El Chanate project. The lease agreement, which allows us to explore the property, required an initial payment of $45 upon execution of the lease. In addition, we are required to make ten payments of $25 every four months beginning six months after execution of the lease agreement. The agreement also contains an option for us to acquire the mining concessions for a cash payment of $1,500 at the end of the term or December 2010. If we elect not to exercise this option, we would have the ability to mine the concessions but pay a 1% net smelter return capped at $3,000. Prior payments made under this lease agreement would be deductible from the $3,000 cap.

Approximate future minimum payments under these operating leases are as follows (in thousands):

Fiscal Years Ending July 31,

2011	261
2012	231
2013	30
	$ 522

Rent expense was approximately $184, $155 and $107 for the years ended July 31, 2010, 2009 and 2008, respectively.

Land Easement

On May 25, 2005, MSR entered into an agreement for an irrevocable access easement and an irrevocable fluids (electricity, gas, water and others) easement to land located at Altar, Sonora, Mexico. The term of the agreement is five years, extendable for 1-year additional terms, upon MSR's request. The agreement would be suspended only by force majeure; and extendable for the duration of the suspension. In consideration for these easements, $18 was paid upon the signing of the agreement and yearly advance payments equal to two annualized general minimum wages (365 X 2 general minimum wages) in force in Altar, Sonora, Mexico, are required. These yearly payments are to be made on September 1 of each year, using the minimum wage in effect on that day for the calculation of the amount payable. These payments are to be made for as long as the construction and production mining works and activities of MSR are being carried out, and are to cease as soon as such works and activities are permanently stopped.

El Charro

In May 2005, the Company acquired rights to the El Charro concession for approximately $20 and a royalty of 1.5% of net smelter return. The Company acquired the El Charro concession because it contains a known gold occurrence and is surrounded entirely by the Company's other concessions.

NOTE 24 – Unaudited Supplementary Data

The following is a summary of selected fiscal quarterly financial information (unaudited and in thousands except per share data and price):

	2010 Three Months Ended			
	October 31	January 31	April 30	July 31
Revenues	$ 11,727	$ 13,228	$ 17,525	$ 18,164
Costs applicable to sales	$ 4,110	$ 4,625	$ 6,601	$ 6,680
Net income applicable to common shares	$ 2,939	$ 2,944	$ 2,779	$ 3,332
Net income per common share, basic	$ 0.06	$ 0.06	$ 0.06	$ 0.07
Net income per common share, diluted	$ 0.06	$ 0.06	$ 0.06	$ 0.07
Basic weighted-average shares outstanding	48,482	48,494	48,487	48,577
Diluted weighted-average shares outstanding	49,997	49,977	50,265	49,913
Closing price of common stock	$ 3.08	$ 2.94	$ 3.66	$ 3.73

	2009 Three Months Ended			
	October 31	January 31	April 30	July 31
Revenues	$ 9,175	$ 11,369	$ 12,395	$ 9,818
Costs applicable to sales	$ 3,042	$ 3,655	$ 3,698	$ 3,488
Net income applicable to common shares	$ 1,936	$ 3,196	$ 2,554	$ 2,721
Net income per common share, basic	$ 0.04	$ 0.06	$ 0.05	$ 0.06
Net income per common share, diluted	$ 0.04	$ 0.06	$ 0.05	$ 0.05
Basic weighted-average shares outstanding	48,211	48,299	48,341	48,394
Diluted weighted-average shares outstanding	49,586	49,,677	50,207	50,204
Closing price of common stock	$ 1.16	$ 2.52	$ 2.16	$ 2.44

NAYARIT COMMITMENTS

Nayarit through its wholly-owned subsidiary, Nayarit Gold de Mexico, S.A. de C.V. ("Nayarit Mexico"), has the exclusive right to explore and, as the case may be, exploit the "La Estrella" (title 196009) mining concession. For the exploration rights of La Estrella, Nayarit Mexico has paid as of October 1, 2010 the amount of $550 plus applicable Value Added Tax, and shall pay the following amounts in the dates indicated below, after which payment, Nayarit Mexico will acquire 100% interest to La Estrella concession:

(i) $100 plus applicable Value Added Tax, in December 8, 2010;

(ii) $100 plus applicable Value Added Tax, in June 8, 2011;

(iii) $175 plus applicable Value Added Tax, in December 8; 2011

(iv) $175 plus applicable Value Added Tax, in June 8, 2012; and

(v) $350 plus applicable Value Added Tax, in December 8, 2012.

Nayarit Mexico has the unlimited right to explore the following mining concessions ("Huajicari Concessions"), in accordance with the terms of and Exploration and Assignment Option Agreement of Mining Concessions (the "Option Agreement") dated May 8, 2008, which was entered into by and between Compañía Minera Huajicari, S.A. de C.V. ("Huajicari") and Nayarit Mexico and amendment thereto, dated December 10, 2009:

CLAIM	TITLE NUMBER
"San Juan Fracc. I"	205392
"San Juan Fracc. II"	205393
"San Francisco Tres"	203136
"San Juan I"	221365
"Isis"	214395
"San Miguel"	224392

For the exploration rights of the Huajicari Concessions as described above, Nayarit Mexico has paid through October 1, 2010 the amount of $2,250, and shall pay $250 by October 31, 2010, after which payment, Nayarit Mexico will acquire 100% interest to Huajicari Concessions.

DEFINITIVE AGREEMENT – GAMMON GOLD, INC.

On October 1, 2010, the Company and Gammon Gold Inc. ("Gammon Gold") have entered into a definitive merger agreement pursuant to which Gammon Gold will offer to acquire all of the issued and outstanding common shares of Capital Gold in a cash and share transaction (the "Acquisition"). The total consideration for the purchase of 100% of the fully diluted in-the-money shares of Capital Gold is approximately US $288 million or US $4.57 per Capital Gold share based on Gammon Gold's closing price on September 24, 2010 on the NYSE. The Acquisition has the unanimous support of both companies' Boards of Directors and Officers. Under the terms of the Acquisition, each common share of Capital Gold will be exchanged for 0.5209 common shares of Gammon Gold and a cash payment in the amount of US$0.79 per share. Based on the September 24, 2010 closing price of Capital Gold's shares on the NYSE EURONEXT, the acquisition price represents a 20% premium to the close on September 24th and a 30% premium to the 20-day volume weighted average price on the NYSE EURONEXT ending on that date. This transaction is subject to approval by shareholders of Capital Gold and no assurance can be given to a successful consummation of this transaction.

SCHEDULE B

CAPITAL GOLD CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(in thousands, except for share and per share amounts)

	For The Six Months Ended January 31, 2011	2010
Cash Flow From Operating Activities:		
Net Income	$ 8,242	$ 5,884
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation and Amortization	1,990	1,224
Amortization of Deferred Financing Costs	499	485
Accretion of Reclamation and Remediation	88	76
Gain on sale of property and equipment	(2)	-
Equity Based Compensation	261	848
Changes in Operating Assets and Liabilities, excluding business combination		
Increase in Accounts Receivable	-	(390)
Decrease (increase) in Prepaid Expenses	73	(103)
Increase in Inventory	(6,366)	(6,175)
Increase in Other Current Assets	(406)	(8)
Increase in Other Deposits	-	(103)
Increase (decrease) in Accounts Payable	(712)	439
Increase (decrease) in Other Liability	(119)	1
Increase in Reclamation and Remediation	209	184
Increase in Deferred Tax Liability	-	46
Increase in Accrued Expenses	2,042	2,802
Net Cash Provided By Operating Activities	5,799	5,210
Cash Flow From Investing Activities:		
Purchase of Mining, Milling and Other Property and Equipment	(7,708)	(4,031)
Proceeds from sale of Mining, Milling and Other Property and Equipment	7	-
Purchase of Intangibles	-	(391)
Investment in Privately Held Company	-	(500)
Cash Acquired in Nayarit Business Combination	50	-
Net Cash Used in Investing Activities	(7,651)	(4,922)

CAPITAL GOLD CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(in thousands, except for per share and ounce amounts)

NOTE 1 - Basis of Presentation

Capital Gold Corporation ("Capital Gold", "the Company", "we" or "us") was incorporated in February 1982 in the State of Nevada. During March 2003, the Company's stockholders approved an amendment to the Articles of Incorporation to change its name from Leadville Mining and Milling Corp. to Capital Gold Corporation. In November 2005, the Company reincorporated in Delaware. Capital Gold Corporation is engaged in the mining, exploration and development of gold properties in Mexico. Our primary focus is on the operation and development of the El Chanate project, as well as the development of our Orion Project in the State of Nayarit Mexico. All of the Company's mining activities are being performed in Mexico.

On February 10, 2010, Capital Gold Corporation entered into a business combination agreement (the "Nayarit Business Combination Agreement"), as amended and extended, with Nayarit, a corporation organized under the Ontario Business Corporation Act ("OBCA") pursuant to which, on August 2, 2010, Nayarit became a wholly-owned subsidiary of Capital Gold (the "Nayarit Business Combination"). The Company effected the amalgamation (the "Amalgamation") of Nayarit and a corporation, organized under the OBCA as a wholly-owned subsidiary of the Company ("Merger Sub"), to form a combined entity ("AmalgSub" or "Surviving Company"), with AmalgSub continuing as the surviving entity following the Amalgamation. By virtue of the Amalgamation, the separate existence of each of Nayarit and Merger Sub cease, and AmalgSub, as the surviving company in the Amalgamation, continue its corporate existence under the OBCA as a wholly-owned subsidiary of the Company. Pursuant to the terms of the Nayarit Business Combination Agreement, all of the Nayarit shares of common stock (the "Nayarit Common Shares") issued and outstanding immediately prior to the consummation of the Nayarit Business Combination Agreement (other than Nayarit Common Shares held by dissenting stockholders of Nayarit) were exchanged into the Company's common stock on the basis of 0.134048 shares of Company common stock for each one (1) Nayarit Common Share.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information and with article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the accompanying condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the condensed consolidated financial position and results of operations and cash flows for the periods presented. They include the accounts of Capital Gold Corporation and its wholly owned and majority owned subsidiaries, Leadville Mining and Milling Holding Corporation, Minera Santa Rita, S.A de R.L. de C.V.("MSR") and Oro de Altar S. de R. L. de C.V. ("Oro"), Nayarit Gold, Inc. ("NYG") and Nayarit Gold de Mexico ("NYM"), as well as the accounts within Caborca Industrial S.A. de C.V. ("Caborca Industrial"), a Mexican corporation that is 100% owned by two of the Company's former officers and directors for mining support services. Ownership was relinquished upon their recent resignations, and as of January 31, 2011, the Company was in the process of transitioning ownership. These services include, but are not limited to, the payment of mining salaries and related costs. Caborca Industrial bills the Company for these services at slightly above cost. This entity is considered a variable interest entity under accounting rules provided under ASC guidance for consolidation accounting.

All significant intercompany accounts and transactions are eliminated in consolidation. Certain items in these financial statements have been reclassified to conform to the current period presentation. These reclassifications had no impact on the Company's balance sheet, results of operations, stockholders' equity or cash flows.

The notes to the consolidated financial statements contained in the Annual Report on Form 10-K for the year ended July 31, 2010 should be read in conjunction with these condensed consolidated financial statements. Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

The impact on the Company's results of operations of recording equity based compensation for the six months ended January 31, 2011 and 2010, for employees and non-employees was approximately $261 and $848. The Company has not recognized any tax benefit or expense for the six months ended January 31, 2011 and 2010, related to these items due to the Company's net operating losses and corresponding valuation allowance within the U.S. (See Note 19).

As of January 31, 2011, there was approximately $854 of unrecognized equity based compensation cost related to options granted which have not yet vested.

NOTE 4 - Marketable Securities

Marketable securities are classified as current assets and are summarized as follows:

	(in thousands)	
	January 31, 2011	July 31, 2010
Marketable equity securities, at cost	$ 52	$ 50
Marketable equity securities, at fair value	$ 181	$ 30

NOTE 5 – Material and Supplies Inventories

	(in thousands)	
	January 31, 2011	July 31, 2010
Materials, supplies and other	$ 2,807	$ 1,953
Total	$ 2,807	$ 1,953

NOTE 6 - Ore on Leach Pads and Inventories ("In-Process Inventory")

	(in thousands)	
	January 31, 2011	July 31, 2010
Ore on leach pads	$ 40,547	$ 32,896
Total	$ 40,547	$ 32,896

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at the lower of average cost or market. The current portion of ore on leach pads and inventories is determined based on the estimated amounts to be processed within the next 12 months.

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, but include leach in-circuit, flotation and column cells and carbon in-pulp inventories. In-process material are measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

NOTE 7 – Other Current Assets

Other current assets consist of the following:

	(in thousands)	
	January 31, 2011	July 31, 2010
Value added tax to be refunded	$ 2,588	$ 891
Note receivable – Nayarit	-	350
MRS receivable	-	210
Loans receivable – affiliate	10	15
Deposit	238	5
Other	8	-
Total Other Current Assets	$ 2,844	$ 1,471

NOTE 8 – Property and Equipment

Property and Equipment consist of the following:

	(in thousands)	
	January 31, 2011	July 31, 2010
Process equipment and facilities	$ 35,880	$ 29,038
Mining equipment	2,266	2,180
Mineral properties	45,528	152
Construction in progress	1,860	165
Computer and office equipment	552	366
Improvements	48	13
Furniture	73	43
Total	86,207	31,957
Less: accumulated depreciation	(13,831)	(10,567)
Property and equipment, net	$ 72,376	$ 21,390

Depreciation expense for the six months ended January 31, 2011 and 2010 was approximately $1,957 and $1,201, respectively.

NOTE 9 - Goodwill

On August 2, 2010 the Company acquired Nayarit Gold, Inc. ("Nayarit") for approximately $47,599 in net consideration paid. The allocation of the fair value of the acquisition resulted in goodwill. None of the goodwill recognized is expected to be deductible for income tax purposes. As of January 31, 2011, the balance of goodwill was $3,520 (See Note 21).

No impairment charges were recorded for the six months ended January 31, 2011.

The Plan is administered by the Company's Board of Directors which has delegated the administration to the Company's Compensation Committee. The Plan provides for Awards to be made to such of the Company's employees, directors and consultants and its affiliates as the Board may select.

Stock options awarded under the Plan may vest and be exercisable at such times (not later than 10 years after the date of grant) and at such exercise prices (not less than Fair Market Value at the date of grant) as the Board may determine. Unless otherwise determined by the Board, stock options shall not be transferable except by will or by the laws of descent and distribution. The Board may provide for options to become immediately exercisable upon a "change in control," as defined in the Plan.

On July 23, 2009, at the recommendation of the Compensation Committee and upon approval by the Board of Directors, the Company amended the 2006 Equity Incentive Plan to provide for cashless exercises of options by participants under the Plan. Payment of the option exercise price may now be made (i) in cash or by check payable to the Company, (ii) in shares of Common Stock duly owned by the option holder (and for which the option holder has good title free and clear of any liens and encumbrances), valued at the fair market value on the date of exercise, or (iii) by delivery back to the Company from the shares acquired on exercise of the number of shares of common stock equal to the exercise price, valued at the fair market value on the date of exercise. Previously, the exercise price of an option must have been paid in cash. No options may be granted under the Plan after the tenth anniversary of its effective date. Unless the Board determines otherwise, there are certain continuous service requirements.

The Plan provides the Board with the general power to amend the Plan, or any portion thereof at any time in any respect without the approval of the Company's stockholders, provided however, that the stockholders must approve any amendment which increases the fixed maximum percentage of shares of common stock issuable pursuant to the Plan, reduces the exercise price of an Award held by a director, officer or ten percent stockholder or extends the term of an Award held by a director, officer or ten percent stockholder. Notwithstanding the foregoing, stockholder approval may still be necessary to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), Rule 16b-3 of the Securities Exchange Act of 1934, as amended or any applicable stock exchange listing requirements. The Board may amend the Plan in any respect it deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith. Rights under any Award granted before amendment of the Plan cannot be impaired by any amendment of the Plan unless the Participant consents in writing. The Board is empowered to amend the terms of any one or more Awards; provided, however, that the rights under any Award shall not be impaired by any such amendment unless the applicable Participant consents in writing and further provided that the Board cannot amend the exercise price of an option, the Fair Market Value of an Award or extend the term of an option or Award without obtaining the approval of the stockholders if required by the rules of the Toronto Stock Exchange or any stock exchange upon which the common stock is listed.

On August 2, 2010, in connection with the consummation of the Business Combination, and at the recommendation of the Compensation Committee of the Board of Directors, the Company's Board of Directors approved the issuance of 25,000 options to Colin Sutherland under our 2006 Equity Incentive Plan. The stock options have a term of five years and vest as follows: 50% vested upon issuance and the balance vests 25% annually thereafter. The exercise price of the stock options is $3.73 per share. In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest. The Company utilized the Black-Scholes method to fair value the 25,000 options totaling $48. For the six months ended January 31, 2011 the Company recorded approximately $30 in equity compensation expense on the vested portion of these stock options, respectively. The grant date fair value of each stock option was $1.90.

On August 18, 2010, at the recommendation of the Compensation Committee of the Board of Directors, the Company's Board of Directors approved the issuance of 175,000, 175,000 and 75,000 options to Stephen Cooper, John Cutler and Gary Huber, respectively, aggregating 425,000 stock options under our 2006 Equity Incentive Plan. The stock options have a term of five years and vest as follows: one-third vested upon first anniversary of date of grant and the balance vests one-third annually thereafter. The exercise price of the stock options is $3.47 per share (per the Plan, the closing price on the NYSE Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest. The Company utilized the Black-Scholes method to fair value the 425,000 options received by these individuals totaling $823. For the six months ended January 31, 2011 the Company recorded approximately $125 in equity compensation expense on the vested portion of these stock options, respectively. The grant date fair value of each stock option was $1.94.

On March 11, 2010, the Company entered into an agreement with Gifford A. Dieterle, the former Chief Executive Officer ("CEO") of the Company and Chairman of the Board, pursuant to which Mr. Dieterle resigned his position as CEO and Chairman of the Board, effective March 18, 2010. Pursuant to the agreement, Mr. Dieterle received lump sum payments totaling approximately $376 in September 2010, and additional payments totaling approximately $288 will be due in 2011. As of January 31, 2011, the Company has paid approximately $24. In addition, Mr. Dieterle was due an issuance of $100 in shares of the Company's common stock, initially proposed to be received in September 2010. The number of common shares to be issued was determined by dividing $100 by the volume weighted average closing sale price for the 10 trading days prior to September 18, 2010 on NYSE EURONEXT. The Toronto Stock Exchange ("TSX") provided conditional approval for this issuance provided no more than 27,000 common shares were to be issued without additional written consent of TSX. TSX provided this additional written consent on October 4, 2010 to allow the issuance of an additional 1,571 shares, for a total of 28,571 shares pursuant to the severance agreement. The shares were issued, accordingly, on October 4, 2010.

NOTE 16 - Debt

Long term debt consists of the following:	(in thousands)	
	January 31, 2011	July 31, 2010
Total long-term debt	$ 2,600	$ 4,400
Less current portion	(2,600)	(3,600)
Long-term debt	$ -	$ 800

In September 2008, the Company entered into an Amended and Restated Credit Agreement (the "Credit Agreement") involving our wholly owned Mexican subsidiaries MSR and Oro, as borrowers ("Borrowers"), the Company, as guarantor, and Standard Bank, as the lender. The Credit Agreement amends and restates the prior credit agreement between the parties dated August 15, 2006. Under the Credit Agreement, MSR and Oro borrowed money in an aggregate principal amount of up to US$12,500 (the "Term Loan") for the purpose of constructing, developing and operating the El Chanate gold mining project in Sonora State, Mexico. The Company guaranteed the repayment of the Term Loan and the performance of the obligations under the Credit Agreement. As of January 31, 2011 and 2010, the accrued interest on the Term Loan was approximately $6 and $14, respectively.

Future principal payments on the term loan are as follows (in thousands):

Fiscal Years Ending July 31,		
2011	$	2,200
2012		400
	$	2,600

NOTE 17 - Sales Contracts, Commodity and Financial Instruments

Interest Rate Swap Agreement

On October 11, 2006, prior to our initial draw on the Credit Agreement, the Company entered into an interest rate swap agreement covering about 75% of the expected variable rate debt exposure. Only 50% coverage is required under the Credit Agreement. The interest rate swap contract terminated on December 31, 2010. However, the Company intends to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as it deems appropriate. In any case, the Company's use of interest rate derivatives will be restricted to use for risk management purposes.

The Company uses variable-rate debt to finance a portion of the El Chanate Project. Variable-rate debt obligations expose the Company to variability in interest payments due to changes in interest rates. As a result of these arrangements, the Company will continuously monitor changes in interest rate exposures and evaluate hedging opportunities. The Company's risk management policy permits it to use any combination of interest rate swaps, futures, options, caps and similar instruments, for the purpose of fixing interest rates on all or a portion of variable rate debt, establishing caps or maximum effective interest rates, or otherwise constraining interest expenses to minimize the variability of these effects.

The interest rate swap agreements are accounted for as cash flow hedges, whereby "effective" hedge gains or losses are initially recorded in other comprehensive income and later reclassified to the interest expense component of earnings coincidently with the earnings impact of the interest expenses being hedged. "Ineffective" hedge results are immediately recorded in earnings also under interest expense. No component of hedge results will be excluded from the assessment of hedge effectiveness.

The following is a reconciliation of the derivative contract regarding the Company's Interest Rate Swap agreement:

		(in thousands)
Liability balance as of July 31, 2010	$	40
Change in fair value of swap agreement		1
Net cash settlements		(41)
Liability balance as of January 31, 2011	$	-

The Company is exposed to credit losses in the event of non-performance by counterparties to these interest rate swap agreements, but the Company does not expect any of the counterparties to fail to meet their obligations. To manage credit risks, the Company selects counterparties based on credit ratings, limits its exposure to a single counterparty under defined guidelines, and monitors the market position with each counterparty as required by ASC guidance for derivatives and hedging.

NOTE 19 - Income Taxes

The Company's Income (loss) before income tax for the three and six months ended consisted of:

	(in thousands) For The Three Months Ended January 31, 2011	(in thousands) For The Three Months Ended January 31, 2010	(in thousands) For The Six Months Ended January 31, 2011	(in thousands) For The Six Months Ended January 31, 2010
United States	$ (1,668)	$ (2,317)	$ (5,317)	$ (4,224)
Foreign	10,484	7,539	20,459	14,105
Total	$ 8,816	$ 5,222	$ 15,142	$ 9,881

The Company's current intent is to permanently reinvest its foreign affiliate's earnings; accordingly, no U.S. income taxes have been provided for the unremitted earnings of the Company's foreign affiliate.

On October 1, 2007, the Mexican Government enacted legislation which introduces certain tax reforms as well as a new minimum flat tax system. This new flat tax system integrates with the regular income tax system and is based on cash-basis net income that includes only certain receipts and expenditures. The flat tax is set at 17.5% of cash-basis net income as determined, with transitional rates of 16.5% and 17.0% in 2008 and 2009, respectively. If the flat tax is positive, it is reduced by the regular income tax and any excess is paid as a supplement to the regular income tax. If the flat tax is negative, it can be carried forward for a period of up to ten years to reduce any future flat tax.

On January 1, 2010, the Mexican government enacted legislation, which increases the regular income tax rate from 28% to 30%. The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation.

Companies are required to prepay income taxes on a monthly basis based on the greater of the flat tax or regular income tax as calculated for each monthly period. There is the possibility of implementation amendments by the Mexican Government and the estimated future income tax liability recorded at the balance sheet date may change.

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized; in accordance with ASC guidance for income taxes. Net deferred tax benefits related to the U.S. operations have been fully reserved. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

NOTE 20 - Fair Value Measurements

ASC guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
(in thousands, except for per share and ounce amounts)

Cautionary Statement on Forward-Looking Statements

Certain statements in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Certain of such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. All statements other than statements of historical fact, included in this report regarding our financial position, business and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding exploration, costs, grade, production and recovery rates, permitting, financing needs and the availability of financing on acceptable terms or other sources of funding are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including but not limited to, the factors discussed below in Part II; Item 1A. "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and other factors referenced in this report. We do not undertake and specifically decline any obligation to publicly release the results of any revisions which may be made to any forward-looking statement to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We utilize certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with accounting principles generally accepted in the United States. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

General

Capital Gold Corporation (the "Company", "we" , "our") is engaged in the mining, exploration and development of gold properties in Mexico. Our primary focus is on the operation and development of the El Chanate mine in Sonora, Mexico, as well as the development of our Orion Project in the State of Nayarit Mexico. Through our recent acquisition of Nayarit Gold, Inc. ("Nayarit") on August 2, 2010, we control approximately 257,000 acres (104,000 hectares) of mining concessions known as the Orion Project. The Orion Project lies in the Sierra Madre Occidental, a prolific mining district in Western Mexico. We also conduct gold exploration in other locations in Sonora, Mexico. (The financial data in this discussion is in thousands, except where otherwise specifically noted.)

On February 10, 2010, Capital Gold Corporation entered into a business combination agreement (the "Nayarit Business Combination Agreement"), as amended and extended, with Nayarit, a corporation organized under the Ontario Business Corporation Act ("OBCA") pursuant to which, on August 2, 2010, Nayarit became a wholly-owned subsidiary of Capital Gold (the "Nayarit Business Combination"). We effected the amalgamation (the "Amalgamation") of Nayarit and a corporation, organized under the OBCA as a wholly-owned subsidiary of the Company ("Merger Sub"), to form a combined entity ("AmalgSub" or "Surviving Company"), with AmalgSub continuing as the surviving entity following the Amalgamation. By virtue of the Amalgamation, the separate existence of each of Nayarit and Merger Sub cease, and AmalgSub, as the surviving company in the Amalgamation, continue its corporate existence under the OBCA as a wholly-owned subsidiary of the Company. Pursuant to the terms of the Nayarit Business Combination Agreement, all of the Nayarit shares of common stock (the "Nayarit Common Shares") issued and outstanding immediately prior to the consummation of the Nayarit Business Combination Agreement (other than Nayarit Common Shares held by dissenting stockholders of Nayarit) were exchanged into the Company's common stock on the basis of 0.134048 shares of Company common stock for each one (1) Nayarit Common Share (the "Amalgamation Consideration").

In July 2010, the Company commenced the use of belt agglomeration with cement which is added to the crushed ore at the El Chanate mine to improve the flow of leaching solution. We have engaged an independent consultant with respect to heap leaching optimization, which has resulted in recommendations to increase the barren solution flow to the leach pad, increase the pregnant solution flow to the recovery plant, and redirect the low grade solution to the leach pads. When fully implemented, these operational changes combined with the agglomeration with cement and barren solution may result in improvements in leaching time. We ordered two agglomeration drums which arrived on site and are now operational. The use of agglomeration drums will allow for better mixing of cement and lime with the crushed ore, producing a consistent quality control of the product. The belt agglomeration was a temporary measure until the drums were delivered and operational. The cost of these agglomeration drums and an additional overland conveyor is anticipated to be $2,000. The full amount was expended as of January 31, 2011.

In October 2009, we procured additional water rights at El Chanate that has enabled us to drill another water supply well. The new well was completed in October 2010 and will allow for a further increase in solution flow to the leach pads.

We commenced a reverse circulation drill program at our El Chanate mine in April 2010. The primary reason for the drilling is to replace depleted reserves and improve the forecast accuracy of the mine plan with infill holes. Drill holes will test the north pit wall for mineralization as well as the outer limits of the pit, and outlying prospective areas. The program is budgeted to continue through April 2011. The data from drilling will be used to update the block model for mine planning, and we plan to update our resource estimate before the end of our fiscal year ending July 31, 2011. Since April 2010 we have drilled 166 reverse circulation holes totaling approximately 20,507 meters.

The following table represents a summary of cumulative activity in connection with our proven and probable mineral reserves:

Proven and probable mineral reserve (Ktonnes of ore)	January 31, 2011	July 31, 2010	July 31, 2009
Ore			
Beginning balance (Ktonnes)	66,712	40,911	35,417
Additions	-	30,388	9,342
Reductions	(2,497)	(4,587)	(3,848)
Ending Balance	64,215	66,712	40,911
Contained gold			
Beginning balance (thousand of ounces)	1,411	859	719
Additions	-	662	239
Reductions	(56)	(110)	(99)
Ending Balance	1,355	1,411	859

El Chanate is an open pit mining and heap leach processing operation. Ore is hauled by truck from the pits to the processing plant. The recovery of gold from certain gold ores is achieved through the heap leaching process. Under this method, ore is placed on impermeable leach pads where it is treated with dilute alkaline cyanide bearing solution, which dissolves gold and silver contained within the ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. The processing is a closed circuit, solution is reused, and the process is designed to be zero discharge. The mining and other mobile equipment is mostly refurbished as is the smaller of the two Adsorption, Desorption, Refinery ("ADR") processing plants. All other equipment and infrastructure at the El Chanate mine were new when procured. Management continuously analyzes production results and considers improvements and modernizations as deemed necessary.

Nayarit Gold de Mexico, S.A. de C.V. ("Nayarit Mexico"), our wholly-owned subsidiary, has the exclusive right to explore and, as the case may be, exploit the "La Estrella" (title 196009) mining concession, in accordance with the terms of an exploration agreement (the "Exploration Agreement") dated November 28, 2003 which was entered into by and between Mr. Adrian Evodio Prado Gomez and Minera Portree de Zacatecas, S.A. de C.V., which conveyed its rights to Nayarit Mexico in accordance with the terms of a Conveyance Agreement dated May 20, 2004 (the "Conveyance Agreement") and amendments thereto dated May 17, 2004, July 29, 2004, November 28, 2007, November 28, 2008 and a letter of intent for a new amendment dated December 4, 2009 (the "Estrella Amendments").

For the exploration rights of La Estrella as described above, Nayarit Mexico has paid up to date the amount of $650 plus applicable Value Added Tax, and shall pay the following amounts in the dates indicated below, after which payment, Nayarit Mexico will acquire 100% interest to La Estrella concession:

(i) $100 plus applicable Value Added Tax, in December 8, 2010, which was paid;

(ii) $100 plus applicable Value Added Tax, in June 8, 2011;

(iii) $175 plus applicable Value Added Tax, in December 8; 2011

(iv) $175 plus applicable Value Added Tax, in June 8, 2012; and

(v) $350 plus applicable Value Added Tax, in December 8, 2012.

The Exploration Agreement and Amendments thereto may be terminated by Nayarit Mexico at any time through a written communication addressed to Prado.

Nayarit Mexico has the unlimited right to explore the following mining concessions ("Huajicari Concessions"), in accordance with the terms of and Exploration and Assignment Option Agreement of Mining Concessions (the "Option Agreement") dated May 8, 2008, which was entered into by and between Compañia Minera Huajicari, S.A. de C.V. ("Huajicari") and Nayarit Mexico and amendment thereto, dated December 10, 2009:

CLAIM	TITLE NUMBER
"San Juan Fracc. I"	205392
"San Juan Fracc. II"	205393
"San Francisco Tres"	203136
"San Juan I"	221365
"Isis"	214395
"San Miguel"	224392

For the exploration rights of the Huajicari Concessions as described above, Nayarit Mexico has paid the full amount of $2,500 as of January 31, 2011. As such, Nayarit Mexico has acquired 100% interest in the Huajicari Concessions in terms of a conveyance agreement that was formalized in early December 2010.

The term granted to Nayarit Mexico for the exploration of the above mentioned mining is 2 years commencing as of the date of execution of the Option Agreement but Nayarit Mexico may terminate the agreement at any time through a written communication addressed to Huajicari.

Nayarit Gold Inc. purchased the Orion Concession by Asset Purchase Agreement dated January 30, 2004. With respect to the Orion concession, Nayarit has granted a 3.5% net smelter return royalty payable to Belitung Limited, an Ontario incorporated company. Nayarit may purchase the royalty outright at any time for CDN$250 in cash or non-assessable common shares. In addition, Nayarit is also subject to a net profits interest on Orion of 10% payable to a previous property owner.

Table: Mining Concessions Controlled by Nayarit Gold de Mexico, SA de CV

Concession Name	Title	File No.	Owner	Surface (ha)
BONANZA I	227603	6923	NAYARIT GOLD DE MÉXICO SA de CV	200.00
EL DORADO	228887	7013	NAYARIT GOLD DE MÉXICO SA de CV	23.001.85
EL MAGNIFICO	221592	6758	NAYARIT GOLD DE MÉXICO SA de CV	7,595.74
EL MAGNIFICO F-I	221588	6758	NAYARIT GOLD DE MÉXICO SA de CV	6.00
EL MAGNIFICO F-II	221589	6758	NAYARIT GOLD DE MÉXICO SA de CV	32.00
EL MAGNIFICO F-III	221590	6758	NAYARIT GOLD DE MÉXICO SA de CV	6.96
EL MAGNIFICO F-IV	221591	6758	NAYARIT GOLD DE MÉXICO SA de CV	8.84
GROSS F I	228826	7002	NAYARIT GOLD DE MÉXICO SA de CV	67.148.77
GROSS F- II	228827	7002	NAYARIT GOLD DE MÉXICO SA de CV	16.00
ORION	205616	6253	NAYARIT GOLD DE MÉXICO SA de CV	527.50
REESE	227775	6980	NAYARIT GOLD DE MÉXICO SA de CV	3,104.29
SAN JUAN I	221365	3/1/639	COMPAÑIA MINERA HUAJICARI SA de CV	45.63
SAN FRANCISCO 3	203136	3/1.3/243	COMPAÑIA MINERA HUAJICARI SA de CV	32.75
SAN JUAN F - II	205393	6250	COMPAÑIA MINERA HUAJICARI SA de CV	0.81
ISIS	214395	6617	COMPAÑIA MINERA HUAJICARI SA de CV	101.34
SAN JUAN F-I	205392	6250	COMPAÑIA MINERA HUAJICARI SA de CV	1,339.01
SAN MIGUEL	224392	3/1/723	COMPAÑIA MINERA HUAJICARI SA de CV	1,177.38
LA ESTRELLA	196009	3/1.3/232	ADRIAN EVODIO PRADO GÓMEZ	146.35

Nayarit Gold has initiated the generation of an environmental impact assessment of the concession(s) (the "EIA") which is substantially complete. There are no known environmental liabilities on the Concession. We have received the environmental permits to initiate construction and have made the change of land use with the regulatory authority in Mexico. Notification to the regulatory authority is required before construction can begin and we are working on obtaining the explosives permit for mining purposes.

We continue to investigate other exploration projects in northern Mexico and other locations.

Result of Operations

<u>Three months ended January 31, 2011 compared to three months ended January 31, 2010</u>

Net income for the three months ended January 31, 2011 and 2010 was approximately $5,290 and $2,944, respectively, representing an increase of approximately 80% over the prior period. The primary reason for the increase in net income can be attributed to the increase in sales offset by the corresponding increase in costs applicable to sales during the current period as compared to the same period in the prior year.

Revenues & Costs Applicable to Sales

Gold sales for the three months ended January 31, 2011 totaled approximately $20,038 as compared to $13,228 in the prior period representing an increase of approximately $6,810 or 51%. We sold 14,573 ounces at an average realizable price per ounce of approximately $1,375 in the current period. We sold 11,816 ounces at an average realizable price per ounce of $1,119 during the same period last year.

Costs applicable to sales were approximately $7,676 and $4,625, respectively, for the three months ended January 31, 2011 and 2010, an increase of approximately $3,051 or 66%. Cash costs of $516 per ounce of gold sold for the three months ended January 31, 2011 was 39% higher than the $372 for the three months ended January 31, 2010. The primary reasons for this increase in cash cost per ounce sold in the current period were attributable to:

- An increase in mining costs of approximately $1,916 or 69% over the prior period. This was primarily due to higher mining contractor costs of approximately $1,206 or 79% compared to the prior period primarily due to an increase in tonnage mined of 1,457,000 tonnes or 65%, higher diesel fuel consumption of $487 due to an increase in tonnage mined and longer haul distance as the pit deepens, and higher explosive costs of $93 due to the increase in tonnage mined;

- Higher crushing costs of approximately of $493, an increase of 59% over the prior period, mainly due to: 1) an increase in tonnage going through the crushing circuit of 172,000 tonnes or 16% over the prior period; 2) an increase in electricity consumption and maintenance costs as well as an increase in the usage of crusher parts and supplies with the corresponding increase in tonnage; and 3) an increase in labor costs associated with the hiring of additional crusher operators;

- An increase in leaching and ADR plant costs of approximately $405 or 22% mainly due to a general increase in consumption of gold leaching chemicals and reagents as well as electricity usage in the processing of ore. The increased consumption can be mainly attributed to the increased tonnage processed during the current period as compared to the prior period as well as an the result of increasing the gold leaching chemicals and solution flow to the leach pad as we increased the level of lifts or height of the leach pad as well as the increased surface area under leach.

Total costs were $585 per ounce of gold sold for the three months ended January 31, 2011 as compared to $425 total cost per ounce sold in the prior period. The primary reason for this increase in total costs can be attributable to the reasons detailed above as well as the increase in depreciation and amortization resulting from additions to capital expenditures.

Revenues from by-product sales, which consist of silver, are credited to *Costs applicable to sales* as a by-product credit. By-product sales amounted to $744 and $290 for the three months ended January 31, 2011 and 2010, on silver ounces sold of 24,687 and 16,400, respectively.

Depreciation and Amortization

Depreciation and amortization expense during the three months ended January 31, 2011 and 2010 was approximately $1,030 and $624, respectively. The primary reason for the increase of approximately $406, or 65%, in the current period was due to an increase in depreciation and amortization charges related to property, plant and equipment additions.

General and Administration Expense

General and administrative expenses during the three months ended January 31, 2011 were approximately $1,430, a decrease of approximately $601, or 30%, from the three months ended January 31, 2010. The primary reason for the decrease in general and administrative expenses was due to lower salaries and wages of $348 and lower stock compensation expense of $586 related to the resignations of officers and directors in the prior year. This decrease in general and administrative expense was slightly offset by an in increase in legal expense of $318 mainly due to regulatory filings and litigation with regard to the merger and acquisition activity during the period as well as higher merger and acquisition related expenses of $171 related to the Gammon Gold transaction.

Exploration Expense

Exploration expense during the three months ended January 31, 2011 and 2010 was approximately $826 and $349, respectively, or an increase of $477, or 137%. The primary reason for the increase in exploration expense can be attributed to on-going exploration work being conducted at our Orion Project in Nayarit State, Mexico, not experienced in the prior period. We closed our business combination with Nayarit Gold Inc. on August 2, 2010, and have incurred exploration costs of $350 during the current period.

In addition, we initiated a reverse circulation drill program in April 2010. The primary reason for the drilling is to potentially replace depleted reserves and improve the forecast accuracy of our mine plan going forward with in-fill drill holes. This program is also designed to test the north pit wall for mineralization as well as outer limits of the pit and outlying prospective areas. We anticipate this program continuing until April 2011. The data from this drill program will be used to update the geological block model for mine planning purposes and to potentially update our reserve estimate before the end of our fiscal year ended July 31, 2011. Since April 2010, we have drilled 166 reverse circulation holes totaling approximately 20,507 meters.

Other Income and Expense

Interest expense was approximately $273 for the three months ended January 31, 2011 compared to approximately $344 for the same period a year earlier. This decrease was due to lower interest charges incurred during the current period, based on a lower average debt balance compared to the prior period. As of January 31, 2011 and 2010, there was $2,600 and $6,200, respectively, outstanding on our term note with Standard Bank.

Six months ended January 31, 2011 compared to six months ended January 31, 2010

Net income for the six months ended January 31, 2011 and 2010 was approximately $8,242 and $5,884, respectively, representing an increase of approximately 40% over the prior period. The primary reasons for the increase in net income can be attributed to the increase in sales offset by both an increase in costs applicable of sales in conjunction with that of the increase in sales and an increase in general and administrative expenses incurred during the current period as compared to the prior period. General and administrative costs increased $1,304 or 36% mainly due to our activity related to the business combination with Nayarit Gold Inc. that closed on August 2, 2010 and the proposed business combination with Gammon Gold. See "General and Administrative Expense" below for more detail of these costs that were incurred during the current period.

Due to the business combination with Nayarit Gold Inc. that closed on August 2, 2010, general and administrative costs, as well as exploration expense, increased for the six months ended January 31, 2011 by approximately $197 and $545, respectively, as compared to the prior period.

Revenues & Costs Applicable to Sales

Gold sales for the six months ended January 31, 2011 totaled approximately $38,989 as compared to $24,955 in the prior period representing an increase of approximately $14,034 or 56%. We sold 29,410 ounces at an average realizable price per ounce of approximately $1,326 in the current period. We sold 23,549 ounces at an average realizable price per ounce of $1,060 during the same period last year.

Costs applicable to sales were approximately $14,886 and $8,735, respectively, for the six months ended January 31, 2011 and 2010, an increase of approximately $6,151 or 70%. Cash costs of $495 per ounce of gold sold for the six months ended January 31, 2011 was 39% higher than the $355 for the six months ended January 31, 2010. The primary reasons for this increase in cash cost per ounce sold in the current period were attributable to:

- An increase in mining costs of approximately $3,800 or 70% over the prior period. This was primarily due to higher mining contractor costs of approximately $2,348 or 78% compared to the prior period primarily due to an increase in tonnage mined of 2,744,000 tonnes or 60%, higher diesel fuel consumption of $952 due to an increase in tonnage mined and longer haul distance as the pit deepens, and higher explosive costs of $270 due to the increase in tonnage mined;

- Higher crushing costs of approximately of $816, an increase of 51% over the prior period, mainly due to: 1) an increase in tonnage going through the crushing circuit of 276,000 tonnes or12% over the prior period; 2) an increase in electricity consumption of $177 as well as an increase in the usage of crusher parts and supplies of $404 with the corresponding increase in tonnage; and 3) an increase in labor costs of $235 associated with the hiring of additional crusher operators;

- An increase in leaching and ADR plant costs of approximately $782 or 22% mainly due to a general increase in consumption of gold leaching chemicals and reagents of $588 as well as electricity usage of $97 in the processing of ore. The increased consumption can be mainly attributed to the increased tonnage processed during the current period as compared to the prior period as well as an the result of increasing the gold leaching chemicals and solution flow to the leach pad as we increased the level of lifts or height of the leach pad as well as the increased surface area under leach.

Total costs were $562 per ounce of gold sold for the six months ended January 31, 2011 as compared to $407 total cost per ounce sold in the prior period. The primary reason for this increase in total costs can be attributable to the reasons detailed above as well as the increase in depreciation and amortization resulting from additions to capital expenditures.

Revenues from by-product sales, which consist of silver, are credited to *Costs applicable to sales* as a by-product credit. By-product sales amounted to $1,291 and $544 for the six months ended January 31, 2011 and 2010, on silver ounces sold of 49,738 and 32,160, respectively.

Depreciation and Amortization

Depreciation and amortization expense during the six months ended January 31, 2011 and 2010 was approximately $1,990 and $1,224, respectively. The primary reason for the increase of approximately $766, or 63%, in the current period was due to an increase in depreciation and amortization charges related to property, plant and equipment additions.

General and Administration Expense

General and administrative expenses during the six months ended January 31, 2011 were approximately $4,964, an increase of approximately $1,304, or 36%, from the six months ended January 31, 2010. The primary reason for the increase in general and administrative expenses was due to: 1) an increase in merger and acquisition related expenses of $2,046, including investment advisory fees incurred as a result of the closing of the Nayarit Gold Inc. business combination as of August 2, 2010 ($880) as well as fees associated with obtaining a fairness opinion related to entering into a definitive agreement with Gammon Gold Inc. ($401); 2) increase in legal fees associated with the above referenced merger and acquisition activity including work related to regulatory filings and litigation of $415; and 3) decrease in salaries and wages of $684 and stock compensation expense of $588 due to resignations of officers and directors in the prior period.

Exploration Expense

Exploration expense during the six months ended January 31, 2011 and 2010 was approximately $1,449 and $681, respectively, or an increase of $768, or 113%. The primary reason for the increase in exploration expense can be attributed to on-going exploration work being conducted at our Orion Project in Nayarit State, Mexico. We closed our business combination with Nayarit Gold Inc. on August 2, 2010, and incurred exploration costs of $545 during the current period.

In May 2010, we initiated the planning and permitting on the construction of an additional leach pad to the east of the existing leach pads. The total capacity of this additional leach pad will be approximately 8.5 million tonnes (when stacked to six lifts) and cost approximately $7,500. This pad will be expanded on the south, east and possibly west sides to accommodate the current ore reserve. When combined with the original and west pads the aggregate capacity will be approximately 20.1 million tonnes. As of January 31, 2011, we have expended nearly $3,558 towards the expansion of this new leach pad. The remaining capital expenditure is anticipated to be expended over the next four months. Site clearing was initiated in May 2010 and construction commenced in July 2010. We initiated stacking on the first panel of the leach pad on December 31, 2010. Stacking on additional panels have and will commence upon completion of the each panel until construction is complete which is anticipated by May 2011.

In July 2010, the Company commenced the use of belt agglomeration with cement which is added to the crushed ore at the El Chanate mine to improve the flow of leaching solution. We have engaged an independent consultant with respect to heap leaching optimization, which has resulted in recommendations to increase the barren solution flow to the leach pad, increase the pregnant solution flow to the recovery plant, and redirect the low grade solution to the leach pads. When fully implemented, these operational changes combined with the agglomeration with cement and barren solution may result in improvements in leaching time. We ordered two agglomeration drums which arrived on site and are now operational. The use of agglomeration drums will allow for better mixing of cement and lime with the crushed ore, producing a consistent quality control of the product. The belt agglomeration was a temporary measure until the drums were delivered and operational. The cost of these agglomeration drums and an additional overland conveyor is anticipated to be $2,154. The full amount was expended as of January 31, 2011.

For the exploration rights of the Huajicari Concessions, Nayarit Mexico paid the remaining $500 that was due under this agreement during the six months ended January 31, 2011. As such, Nayarit Mexico has acquired a 100% interest in the Huajicari Concessions under the terms of a conveyance agreement that was formalized in early December 2010.

Financing Activities

Cash used in financing activities during the six months ended January 31, 2011 amounted to approximately $1,437, primarily from repayments on the Credit Agreement in the amount of $1,800. We also received proceeds of approximately $358 in the current period from the issuance of common stock upon the exercising of 101,209 options. *Cash used in financing activities* during the six months ended January 31, 2010 amounted to approximately $1,893, primarily from repayments on the Credit Agreement in the amount of $1,800. We also received proceeds of approximately $53 during this period from the issuance of common stock upon the exercising of 125,000 options.

Business Combination Agreements

On October 1, 2010, the Company and Gammon Gold Inc. ("Gammon Gold") entered into a definitive merger agreement pursuant to which Gammon Gold offered to acquire all of the issued and outstanding common shares of Capital Gold in a cash and share transaction (the "Gammon Transaction"). The total consideration for the purchase of 100% of the fully diluted shares of Capital Gold is approximately US$288 million or US$4.57 per Capital Gold share based on Gammon Gold's closing price on September 24, 2010 on the NYSE. The Gammon Transaction has the unanimous support of both companies' Boards of Directors and Officers. Under the terms of the Gammon Transaction, each common share of Capital Gold will be exchanged for 0.5209 common shares of Gammon Gold and a cash payment in the amount of US$0.79 per share. Based on the September 24, 2010 closing price of Capital Gold's shares on the NYSE EURONEXT, the acquisition price represents a 20% premium to the close on September 24th and a 30% premium to the 20-day volume weighted average price on the NYSE EURONEXT ending on that date. The consummation of the Gammon Transaction is subject to numerous contingencies as described in the related merger agreement including, but not limited to, Capital Gold stockholder approval.

The Loan is secured by all of the tangible and intangible assets and property owned by MSR and Oro. As additional collateral for the Loan, the Company, together with its subsidiary, Leadville Mining & Milling Holding Corporation, pledged all of its ownership interest in MSR and Oro.

On June 30, 2010, Capital Gold Corporation ("Capital Gold" or the "Company") entered into the First Amendment to the Amended and Restated Credit Agreement (the "Amendment") by and among the Borrowers (as defined above), the Company, as guarantor, and Standard Bank, as the lender. The Amendment amends the Credit Agreement the parties entered into on September 18, 2008 with retroactive effect from July 17, 2008, which amended and restated the Credit Agreement between the parties dated August 15, 2006. The Credit Agreement provided for a senior secured term credit facility in the aggregate amount of $12,500 (the "Term Facility") and provided for a senior secured revolving credit facility in the aggregate principal amount of $5,000 (the "Revolving Facility"). Capital Gold guarantees all obligations of the Borrowers under the Term Facility and the Revolving Facility. The material amendments to the Credit Agreement contained in the Amendment are as follows:

The Amendment increases the Revolving Facility to $7,500. The Revolving Facility is available for a two-year period commencing June 30, 2010. The Borrowers may request a borrowing of the Revolving Facility from time to time, provided that each borrowing shall be in a minimum aggregate amount of $500. All amounts due under the Revolving Facility, including all accrued interest and other amounts described in the Credit Agreement, shall be due and payable on June 30, 2012.

Amounts borrowed under the Term Facility and the Revolving Facility bear interest at a rate per annum equal to the LIBO Rate, as defined in the Credit Agreement, for the applicable interest period plus the applicable margin. The applicable margin for the Revolving Facility was increased in the Amendment to 3.0% per annum.

The Borrowers are to use the proceeds of the Revolving Facility to fund general corporate and working capital requirements in connection with the El Chanate gold mining project and the Saric gold exploration project.

Debt Covenants

Capital Gold's Credit Agreement with Standard Bank, as amended, requires it, among other obligations, to meet certain financial covenants including, but not limited to, (i) a ratio of current assets to current liabilities at all times greater than or equal to 1.20:1.00, (ii) a quarterly minimum tangible net worth at all times of at least U.S. $30,000, (iii) maintain a ratio of debt to cash flow from operations of no greater than 2.50:1.00, and (iv) a quarterly average minimum liquidity of U.S. $500. In addition, the Credit Agreement restricts, among other things, Capital Gold's ability to incur additional debt, create liens on its property, dispose of any assets, merge with other companies, enter into hedge agreements, organize or invest in subsidiaries or make any investments above a certain dollar limit. A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default thereunder which could result in an acceleration of such indebtedness. As a condition to closing the Nayarit Business Combination, Capital Gold obtained the consent of Standard Bank.

As of January 31, 2011, we and our related entities were in compliance with all debt covenants and default provisions.

Environmental and Permitting Issues

Management does not expect that environmental issues will have an adverse material effect on our liquidity or earnings. The Company complies with all laws, rules and regulations concerning mining, environmental, health, zoning and historical preservation issues and we are not aware of any environmental issues or reclamation issues at the El Chanate concessions. We have received the required Mexican government permits for operations. Any revisions to our mine plan may require us to amend the permits.

We received the annual extension to the explosive use permit from the relevant authorities. The permit is valid through December 2011.

We include environmental and reclamation costs on an ongoing basis, in our revenue and cost projections. No assurance can be given that environmental regulations will not be revised by the Mexican authorities in the future. As of January 31, 2011, we have estimated the reclamation costs for the El Chanate site to be approximately $4,782 if we had to reclaim the property as of that date. Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and closure costs. The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. We review, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation for the mine site. We reviewed the estimated present value of the El Chanate mine reclamation and closure costs as of January 31, 2011 primarily due to the addition of the new leach pad in accordance with ASC guidance for asset retirement and environmental obligations. As of January 31, 2011, our reclamation and remediation liability was $2,769.

Recently Issued Accounting Pronouncements

See Note 2 to the Condensed Consolidated Financial Statements contained in Item 1. Financial Statements above.

Disclosure About Off-Balance Sheet Arrangements

We do not have any transactions, agreements or other contractual arrangements that constitute off-balance sheet arrangements.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include inventory, revenue recognition, property, plant and mine development, impairment of long-lived assets, accounting for equity-based compensation, environmental remediation costs, accounting for derivative and hedging activities, income taxes and use of estimates.

Ore on Leach Pads and Inventories ("In-Process Inventory")

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at the lower of average cost or market. The current portion of ore on leach pads and inventories is determined based on the amounts to be processed within the next 12 months. The major classifications are as follows:

Ore on Leach Pads

The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a processing plant that extracts gold from this solution producing gold doré. Costs are applied to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to the mining operation. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on fire assay data) and a recovery percentage (based on ore type and column testwork). It is estimated that the Company's leach pad at El Chanate will recover all ounces placed within a one year period from date of placement.

Deferred Financing Costs

Deferred financing costs which were included in other assets relate to costs incurred in connection with bank borrowings and are amortized over the term of the related borrowings.

Intangible Assets

Purchased intangible assets consisting of rights of way, easements, net profit interests, etc. are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally five years or using the units of production method. It is our policy to assess periodically the carrying amount of our purchased intangible assets to determine if there has been an impairment to their carrying value. Impairments of intangible assets are determined in accordance with ASC guidance for intangibles. There was no impairment at January 31, 2011.

Fair Value of Financial Instruments

The carrying value of our financial instruments, including cash and cash equivalents, marketable securities, loans receivable, accrued expenses and accounts payable approximated fair value because of the short maturity of these instruments. The carrying amount of the Company's accounts receivable balance approximates fair value. The carrying value of the Company's long-term debt approximates fair value due to the variable nature of its interest rate.

Revenue Recognition

Revenue is recognized from the sale of gold doré when persuasive evidence of an arrangement exists, the price is determinable, the product has been shipped to the refinery, the title has been transferred to the customer and collection of the sales price is reasonably assured from the customer. The Company sells its precious metal content to a financial institution. Revenues are determined by selling the precious metal content at the spot price. Sales are calculated based upon assay of the doré's precious metal content and its weight. The Company sells approximately 95% of the precious metal content contained within the doré from the refinery based upon the preliminary assay of the Company. The residual ounces are sold upon obtaining the final assay and settlement for the shipment. The Company forwards an irrevocable transfer letter to the refinery to authorize the transfer of the precious metal content to the customer. The sale is recorded by the Company upon the refinery pledging the precious metal content to the customer. The Company waits until the doré precious metal content is pledged to the customer at the refinery to recognize the sale because collectability is not ensured until the doré precious metal content is pledged. The sale price is not subject to change subsequent to the initial revenue recognition date.

Revenues from by-product sales, which consist of silver, will be credited to *Costs applicable to sales* as a by-product credit. By-product sales amounted to $1,291 and $544 for the three months ended January 31, 2011 and 2010.

Foreign Currency Translation

Assets and liabilities of the Company's Mexican subsidiaries are translated to US dollars using the current exchange rate for assets and liabilities. Amounts on the statement of operations are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income (loss).

Comprehensive Income (Loss)

Comprehensive income (loss) which is reported on the accompanying consolidated statement of stockholders' equity as a component of accumulated other comprehensive income (loss) consists of accumulated foreign translation gains and losses, the fair value change in our interest rate swap agreement and net unrealized gains and losses on available-for-sale securities.

Income Taxes

On October 1, 2007, the Mexican Government enacted legislation which introduces certain tax reforms as well as a new minimum flat tax system, which was effective for tax year 2008. This new flat tax system integrates with the regular income tax system and is based on cash-basis net income that includes only certain receipts and expenditures. The flat tax is set at 17.5% of cash-basis net income for tax year 2010, which increased from 17% for tax year 2009. If the flat tax is positive, it is reduced by the regular income tax and any excess is paid as a supplement to the regular income tax. For the tax year 2010, the Mexican Government introduced a reform where if the flat tax is negative, companies will not be permitted to reduce the income tax, as it may only serve to reduce the regular flat tax payable in that year or can be carried forward for a period of up to ten years to reduce any future flat tax.

On January 1, 2010, the Mexican government enacted legislation, which increases the regular income tax rate from 28% to 30%. The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation.

Companies are required to prepay income taxes on a monthly basis based on the greater of the flat tax or regular income tax as calculated for each monthly period. This legislation remains subject to ongoing varying interpretations. There is the possibility of implementation amendments by the Mexican government and the estimated future income tax liability recorded at the balance sheet date may change.

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. In accordance with ASC guidance for income taxes, the measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Equity Based Compensation

In connection with offers of employment to our executives as well as in consideration for agreements with certain consultants, we issue options and warrants to acquire our common stock. Employee and non-employee awards are made in the discretion of the Board of Directors.

We account for stock compensation under ASC guidance for compensation – stock compensation, which requires the Company to expense the cost of employees services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized ratably over the requisite service period following the date of grant.

Accounting for Derivatives and Hedging Activities

On October 11, 2006, prior to our initial draw on the Credit Agreement, we entered into interest rate swap agreements in accordance with the terms of the Credit Agreement, which requires that we hedge at least 50% of our outstanding debt under this agreement. The agreements entered into cover $9,375 or 75% of the outstanding debt. Both swaps covered this same notional amount of $9,375, but over different time horizons. The first covered the six months that commenced on October 11, 2006 and terminated on March 31, 2007 and the second covers the period from March 30, 2007 through December 31, 2010. We intend to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as we deem appropriate. However, any use of interest rate derivatives will be restricted to use for risk management purposes.

We used variable-rate debt to finance a portion of the El Chanate Project. Variable-rate debt obligations expose us to variability in interest payments due to changes in interest rates. As a result of these arrangements, we will continuously monitor changes in interest rate exposures and evaluate hedging opportunities. Our risk management policy permits us to use any combination of interest rate swaps, futures, options, caps and similar instruments, for the purpose of fixing interest rates on all or a portion of variable rate debt, establishing caps or maximum effective interest rates, or otherwise constraining interest expenses to minimize the variability of these effects.

On Nov. 12, 2010, the Delaware Court of Chancery entered an Order of Consolidation and a Stipulation and Scheduling Order, whereby the Court, inter alia, consolidated the Delaware Actions except for Boehm, which had been withdrawn, and set a schedule for expedited discovery. On November 16, 2010, plaintiffs in the Delaware Actions filed an amended and consolidated class action complaint in the Court of Chancery. Answers to the amended and consolidated class action complaint, which deny the allegations and assert affirmative defenses, were filed on December 6, 2010, by defendants CGC and its directors, and on December 7, 2010, by defendants Gammon Gold and Gammon Gold AcquireCo.

On November 22, 2010, Helmut Boehm filed a suit in the United States District Court for the Southern District of New York, captioned Boehm v. Capital Gold, et al., 10-CIV-8818 (RMB), naming as defendants CGC and its directors, as well as Gammon Gold and Capital Gold AcquireCo. The complaint alleges that CGC and its directors violated Section 14(a) and Section 20(a) of the Securities Exchange Act by issuing or causing to be issued a registration statement containing material misleading statements and omissions. The complaint also asks the District Court to exercise its jurisdiction over putative class action claims under Delaware law against CGC and its directors for breach of fiduciary duty and against CGC, Gammon and Capital Gold AcquireCo for aiding and abetting breach of fiduciary duty. The basis for all claims and request for relief are substantially identical to those in the amended and consolidated class action complaint filed in Delaware. On February 25, 2011, defendants filed a joint motion to dismiss or stay the District Court action. The District Court granted Plaintiff Boehm's request to file a motion for a preliminary injunction to enjoin the motion as a cross-motion on or by March 4, 2011, and briefing on all motions is to be completed by March 12, 2011.

On March 9, 2011, counsel to the parties to the Delaware Actions entered into a Memorandum of Understanding ("MOU") that expresses an agreement in principle to settle the Delaware Actions, subject to approval by the Delaware Court of Chancery and on terms and conditions that include, among other things, certain supplemental disclosures that are contained in the supplement to the proxy filed on March 10, 2011, and certain amendments to the terms of the merger agreement, as discussed elsewhere in the supplement to the proxy. If the Delaware Court of Chancery approves the settlement contemplated in the MOU, upon approval of the settlement by the Delaware Vice Chancellor, a non-opt out class of Capital Gold shareholders will be certified and a final judgment will be entered dismissing the Delaware Actions with prejudice and releasing all claims that could be asserted by the class against the defendants relating to the proposed merger between Capital Gold and Gammon Gold, including any claims under federal law. Subject to court approval of the settlement, counsel for the purported class will apply to the Delaware Court of Chancery for reimbursement of its reasonable fees and expenses incurred in connection with the actions. The settlement will not take effect unless the merger between Gammon Gold and Capital Gold is consummated.

The defendants believe the Delaware Actions, the New York Actions and Boehm lack merit and intend to defend their positions in these matters vigorously to the extent they are not fully resolved by the settlement.

Item 1A. Risk Factors

The risks described below should not be considered to be comprehensive and all-inclusive. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any events occur that give rise to the following risks, our business, financial condition, cash flow or results of operations could be materially and adversely affected, and as a result, the trading price of our common stock could be materially and adversely impacted. These risk factors should be read in conjunction with other information set forth in this report, including our Consolidated Financial Statements and the related Notes.

Risks related to our business and operations

While Capital Gold believes that it will continue to generate positive cash flow and profits from operations, if it encounters unexpected problems, it may need to raise additional capital. If additional capital is required and Capital Gold is unable to obtain it from outside sources, Capital Gold may be forced to reduce or curtail its operations or its anticipated exploration activities.

Prior to the first fiscal quarter of 2008, Capital Gold was not able to generate cash flow from operations. While it is now generating positive cash flow and profits, if Capital Gold encounters unexpected problems and it is unable to continue to generate positive cash flow and profits, it may need to raise additional capital. Capital Gold also may need to raise additional capital for property acquisition and development and new exploration. To the extent that Capital Gold needs to obtain additional capital, management intends to raise such funds through the sale of its securities and/or joint venturing with one or more strategic partners. Capital Gold cannot assure that adequate additional funding, if needed, will be available or on terms acceptable to it. If Capital Gold needs additional capital and it is unable to obtain it from outside sources, Capital Gold may be forced to reduce or curtail its operations or its anticipated exploration activities.

Capital Gold's Credit Agreement with Standard Bank plc ("Standard Bank") imposes restrictive covenants on it.

Capital Gold's Credit Agreement with Standard Bank requires it, among other obligations, to meet certain financial covenants including, but not limited to, (i) a ratio of current assets to current liabilities at all times greater than or equal to 1.20:1.00, (ii) a quarterly minimum tangible net worth at all times of at least U.S. $30,000,000, (iii) maintain a ratio of debt to cash flow from operations of no greater than 2.50:1.00, and (iv) a quarterly average minimum liquidity of U.S. $500,000. In addition, the Credit Agreement restricts, among other things, Capital Gold's ability to incur additional debt, create liens on its property, dispose of any assets, merge with other companies, enter into hedge agreements, organize or invest in subsidiaries or make any investments above a certain dollar limit. A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default thereunder which could result in an acceleration of such indebtedness.

Capital Gold's mining contractor is using some reconditioned equipment which could adversely affect its cost assumptions and its ability to economically and successfully mine the project.

Sinergia Obras Civiles Y Mineras, S.A. de C.V. ("Sinergia"), Capital Gold's mining contractor, is using a combination of fully functioning new and older equipment. Such older equipment is subject to the risk of more frequent breakdowns and need for repair than new equipment. If the equipment that Capital Gold or Sinergia uses breaks down and needs to be repaired or replaced, Capital Gold will incur additional costs and operations may be delayed, resulting in lower amounts of gold recovered. In such event, Capital Gold's capital and operating cost assumptions may be inaccurate and its ability to economically and successfully mine the El Chanate project may be hampered, resulting in decreased revenues and, possibly, a loss from operations.

The gold deposit Capital Gold has identified at El Chanate is relatively low-grade. If Capital Gold's estimates and assumptions are inaccurate, its results of operation and financial condition could be materially adversely affected.

The gold deposit Capital Gold is mining at its El Chanate mine is relatively low-grade. If the estimates of ore grade or recovery rates turn out to be lower than the actual ore grade and recovery rates, if costs are higher than expected, or if Capital Gold experiences problems related to the mining, processing, or recovery of gold from ore at the mine, Capital Gold's results of operation and financial condition could be materially adversely affected. Moreover, it is possible that actual costs and economic returns may differ materially from Capital Gold's best estimates. There can be no assurance that Capital Gold's operations at El Chanate will continue to be profitable.

Gold prices can fluctuate on a material and frequent basis due to numerous factors beyond Capital Gold's control. Capital Gold's ability to generate profits from operations could be materially and adversely affected by such fluctuating prices.

The profitability of any gold mining operations in which Capital Gold has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis. During the year ended January 31, 2011, the spot price for gold on the London Exchange has fluctuated between $1,058.00 and $1,421.00 per ounce. Gold prices are affected by numerous factors beyond Capital Gold's control, including:

Capital Gold is dependent on the efforts of certain key personnel and contractors to develop Capital Gold's El Chanate Project and Orion Project. If Capital Gold loses the services of these persons and contractors and it is unable to replace them, Capital Gold's operations at its El Chanate Project may be disrupted and/or materially adversely affected.

Capital Gold is dependent on a relatively small number of key personnel who oversee the El Chanate Project and the Orion Project. The loss of any one of Capital Gold's key personnel could have an adverse effect on Capital Gold. Capital Gold also is dependent upon Sinergia to provide mining services. Sinergia commenced mining operations on March 25, 2007, and transitioned from the pre-production to production phase of the mining contract in July 2007. Sinergia's mining fleet is comprised of new and reconditioned equipment. If Capital Gold loses the services of its key personnel, or if Sinergia is unable to effectively maintain its fleet, operations at its El Chanate Project may be disrupted and/or materially adversely affected.

There are uncertainties as to title matters in the mining industry. Capital Gold believes that it has good title to its properties; however, any defects in such title that cause Capital Gold to lose its rights in mineral properties could jeopardize its business operations.

Capital Gold has investigated its rights to explore, exploit and develop its concessions in manners consistent with industry practice and, to the best of Capital Gold's knowledge, those rights are in good standing. However, Capital Gold cannot assure that the title to or its rights of ownership in the El Chanate, Orion and Huajicari concessions will not be challenged by third parties or governmental agencies. In addition, there can be no assurance that the concessions in which Capital Gold has an interest are not subject to prior unregistered agreements, transfers or claims and title may be affected by undetected defects. Any such defects could have a material adverse effect on Capital Gold.

Capital Gold's ability to maintain long-term profitability eventually will depend on its ability to find, explore and develop additional properties. Capital Gold's ability to acquire such additional properties could be hindered by competition. If Capital Gold is unable to acquire, develop and economically mine additional properties, it most likely will not be able to be profitable on a long-term basis.

Gold is a non-renewable resource and gold mines continue to deplete their reserves while in operation. They eventually become depleted of ore or become uneconomical to sustain mining operations. The acquisition of gold properties and their exploration and development are subject to intense competition. Companies with greater financial resources and larger staffs for exploration and development may be in a better position than Capital Gold to compete for such mineral properties. If Capital Gold is unable to find, develop and economically mine new properties, Capital Gold most likely will not be able to be profitable on a long-term basis.

Capital Gold's ability on a going forward basis to discover additional viable and economic mineral reserves is subject to numerous factors, most of which are beyond Capital Gold's control and are not predictable. If Capital Gold is unable to discover such reserves, it most likely will not be able to be profitable on a long-term basis.

Exploration for gold is speculative in nature, involves many risks and is frequently unsuccessful. Few properties that are explored are ultimately developed into commercially producing mines. As noted above, Capital Gold's long-term profitability will be, in part, directly related to the cost and success of exploration programs. Any gold exploration program entails risks relating to:

- the location of economic ore bodies,
- development of appropriate metallurgical processes,
- receipt of necessary governmental approvals, and
- construction of mining and processing facilities at any site chosen for mining.

In addition, Capital Gold would no longer be subject to NYSE EURONEXT rules, including rules requiring Capital Gold to have a certain number of independent directors and to meet other corporate governance standards.

Capital Gold does not intend to pay cash dividends in the near future.

Capital Gold's board of directors determines whether to pay cash dividends on its issued and outstanding shares. The declaration of dividends will depend upon Capital Gold's future earnings, its capital requirements, its financial condition and other relevant factors. Capital Gold's board does not intend to declare any dividends on its shares for the foreseeable future. Capital Gold anticipates that it will retain any earnings to finance the growth of its business and for general corporate purposes.

Additional Risks and Uncertainties related to the Business Combination with Nayarit completed August 2, 2010, and the combined entity

Having a reduced share position, as a result of the Nayarit Business Combination, may reduce the influence that Capital Gold's stockholders have on the management of Capital Gold.

On August 2, 2010, Capital Gold issued approximately 12,454,354 shares of its common stock in the Nayarit Business Combination to Nayarit's then current stockholders and assumed warrants and options to purchase an additional approximately 1,621,981 and 903,483 shares of Capital Gold common stock held by Nayarit's warrant and option holders, respectively. Based on the number of outstanding shares of Nayarit common stock and Capital Gold common stock, after the Amalgamation, the former stockholders of Nayarit own approximately 20.4% of Capital Gold. Consequently, the ability of the continuing stockholders of Capital Gold following the Nayarit Business Combination to influence management of Capital Gold through the election of directors has been substantially reduced.

If the Nayarit Business Combination's benefits do not meet the expectations of financial or industry analysts, the market price of Capital Gold's securities may decline.

The market price of Capital Gold's securities may decline as a result of the consummation of the Nayarit Business Combination if:

- the Company does not achieve the perceived benefits of the Nayarit Business Combination as rapidly, or to the extent anticipated by, financial or industry analysts; or
- the effect of the Nayarit Business Combination on Capital Gold's financial results is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of a decline in the market price of Capital Gold's securities. A decline in the market price of Capital Gold's securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

The combined company may not realize the benefits currently anticipated due to challenges associated with integrating the operations of Capital Gold and Nayarit.

The success of the combined company will depend in large part on the success of management of the combined company integrating the operations of Nayarit with those of Capital Gold going forward. The failure of the combined company to achieve such integration could result in the failure of the combined company to realize the anticipated benefits of the Nayarit Business Combination and could impair the results of operations, profitability, and financial results of the combined company.

Exhibit 31.1

Certification pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15(d) – 14(a):

I, Colin Sutherland, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Capital Gold Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrants's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to t registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2011

/s/ Colin Sutherland
Colin Sutherland
President (Principal Executive Officer)

SCHEDULE C

Nayarit Gold Inc.
(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2010 AND 2009

(UNAUDITED)
(Expressed in Canadian Dollars)

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Financial Statements
For the Three and Nine Months Ended June 30, 2010 and 2009
(Unaudited)
(Expressed in Canadian Dollars)

Table of Contents
Interim Consolidated Balance Sheets	1
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit	2
Interim Consolidated Statements of Cash Flows	3
Interim Consolidated Statements of Changes in Shareholders’ Equity	4
Notes to the Unaudited Interim Consolidated Financial Statements	5-23

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in Canadian Dollars)

	June 30,	September 30,
	2010	2009
Assets
Current assets
Cash	$183,109	$2,481,433
Short-term investments	2,500	8,614
Prepaids and sundry receivables (Note 7)	22,089	53,618
	207,698	2,543,665
Property, plant and equipment (Note 5)	206,400	244,463
Exploration property interests (Note 6)	24,653,967	22,408,137
	$25,068,065	$25,196,265
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$922,588	$378,613
Shareholders' Equity
Share capital (Note 8)	27,959,380	26,272,181
Warrants (Note 9)	5,520,225	5,325,976
Contributed surplus (Note 10)	6,381,046	6,838,609
Deficit	(15,715,174)	(13,619,114)
	24,145,477	24,817,652
	$25,068,065	$25,196,265

Going Concern (Note 1)
Commitments and Contingencies (Note 11)
Subsequent Events (Note 13)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Unaudited)
(Expressed in Canadian dollars)

	For the three months ended June 30,		For the nine months ended June 30,
	2010	2009	2010	2009

Operating Expenses
Management and consulting fees	$207,397	$196,543	$745,026	$654,075
Travel & entertainment	47,284	80,795	187,064	233,419
Investor relations	36,509	108,330	122,492	293,147
Professional fees	42,752	119,988	88,690	184,450
Stock-based compensation (Note 8(c))	24,605	114,839	68,648	618,865
General exploration expense	1,217	-	44,422	1,984
Communications	9,481	12,359	40,646	42,409
Amortization	13,327	10,956	39,245	64,724
Insurance expense	10,019	12,728	34,472	33,799
Occupancy cost	9,623	12,095	29,252	31,069
Transfer agent, listing and filing fees	4,944	4,660	26,701	29,370
Office and general	5,259	9,416	20,869	34,868
Interest and bank charges	986	1,394	3,740	18,453
Foreign exchange loss (gain)	12,553	(28,921)	(8,446)	(71,193)
Transaction costs	340,134	-	656,702	-

	766,090	655,182	2,099,523	2,169,439

Loss before the undernoted	(766,090)	(655,182)	(2,099,523)	(2,169,439)

Other Income (Expense)
Gain on disposal of asset	-	-	-	15,153
Unrealized (loss) in market value of investments	(1,000)	-	(1,000)	-
Interest income	8	8,911	4,463	34,637
Net Loss and Comprehensive
Loss for the Period	$(767,082)	$(646,271)	$(2,096,060)	$(2,119,649)

Deficit, beginning	(14,948,092)	(12,392,078)	(13,619,114)	(10,918,700)

Deficit, ending	$(15,715,174)	$(13,038,349)	$(15,715,174)	$(13,038,349)

Loss Per Share - basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted Average Outstanding Shares
- basic and diluted	92,129,073	88,759,548	90,752,382	75,668,522

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	For the three months ended June 30,		For the nine months ended June 30,
	2010	2009	2010	2009

Cash (Used In) Provided By:

Operating Activities
Net loss for the period	$(767,082)	$(646,271)	$(2,096,060)	$(2,119,649)
Items not involving cash
Stock-based compensation	24,605	114,839	68,648	618,865
Amortization	13,327	10,956	39,245	64,724
Gain on disposal of asset	-	-	-	(15,153)
Unrealized loss in market value of investments	1,000	-	1,000	-
Accrued interest income	-	(11)	(6)	(70)
Change in non-cash operating working capital
Prepaids and sundry receivables	36,182	(12,104)	31,529	237,013
Accounts payable and accrued liabilities	373,732	(65,689)	582,763	(181,632)
	(318,236)	(598,280)	(1,372,881)	(1,395,902)
Financing Activities
Issuance of private placement units, net of costs	-	(153,499)	-	8,994,916
Exercise of options	245,000	-	665,000	68,278
	245,000	(153,499)	665,000	9,063,194

Investing Activities
Short term investments	5,120	-	5,120	-
Purchase of property, plant and equipment	-	-	(1,182)	(13,899)
Exploration property expenditures	(321,047)	(3,015,980)	(1,594,381)	(9,081,720)
	(315,927)	(3,015,980)	(1,590,443)	(9,095,619)

Change in cash and cash equivalents	(389,163)	(3,767,759)	(2,298,324)	(1,428,327)

Cash and cash equivalents, opening	$572,272	$7,695,598	$2,481,433	$5,356,166

Cash and cash equivalents, closing	$183,109	$3,927,839	$183,109	$3,927,839

Cash and cash equivalents consist of:
Cash	$183,109	$918,939	$183,109	$918,939
Cash equivalents	-	3,008,900	-	3,008,900

	$183,109	$3,927,839	$183,109	$3,927,839

Supplemental Cash Flow Information (Note 12)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
(Expressed in Canadian dollars)

	Common Shares			Contributed	Accumulated
	Number	Amount	Warrants	Surplus	Deficit	Total

Balance, September 30, 2008	67,870,262	$18,969,087	$3,283,451	$5,783,716	$(10,918,700)	$17,117,554
Private placements	20,000,000	10,000,000	-	-	-	10,000,000
Warrant valuation	-	(1,789,000)	1,789,000	-	-	-
Finders' fees	-	-	622,000	-	-	622,000
Cost of issue	-	(1,677,722)	(368,475)	-	-	(2,046,197)
Shares issued for acquisition of property	1,500,000	675,000	-	-	-	675,000
Stock-based compensation	-	-	-	535,008	-	535,008
Stock-based compensation recorded as share and warrant issue costs	-	-	-	420,000	-	420,000
Stock-based compensation recorded as exploration property interests	-	-	-	126,423	-	126,423
Exercise of stock options	139,286	94,816	-	(26,538)	-	68,278
Net loss for the period	-	-	-	-	(2,700,414)	(2,700,414)

Balance, September 30, 2009	89,509,548	$26,272,181	$5,325,976	$6,838,609	$(13,619,114)	$24,817,652
Warrant valuation	-	(197,313)	197,313	-	-	-
Shares issued in predecessor share exchange	117	-	-	-	-	-
Shares issued for acquisition of property	1,500,000	720,000	-	-	-	- 720,000
Stock-based compensation	-	-	-	68,648	-	68,648
Stock-based compensation recorded as exploration property interests	-	-	-	(29,762)	-	(29,762)
Exercise of stock options	1,900,000	1,164,512	-	(499,513)	-	664,999
Expiry of warrants			(3,064)	3,064
Net loss for the period	-	-	-	-	(2,096,060)	(2,096,060)

Balance, June 30, 2010	92,909,665	$27,959,380	$5,520,225	$6,381,046	$(15,715,174)	$24,145,477

1.	Nature of Business and Going Concern

Nature of Business

Nayarit Gold Inc. (the "Company" or "Nayarit") is a Canadian mineral exploration company engaged in locating, acquiring and exploring for gold, silver and base metals primarily in Mexico and has not yet determined whether its exploration property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for exploration property interests are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its exploration property interests, and on future profitable production or proceeds from the disposition of the exploration property interests. The Company was incorporated pursuant to the laws of Ontario on November 27, 2003. To date, the Company has not earned any revenue and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 "Enterprises in the Development Stage".

The Company's operations comprise a single reporting operating segment engaged in mineral exploration in Mexico (2009 – same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated statements of loss for the period also represent segment amounts. At June 30, 2010 (2009 – same), all of the Company's mineral properties are located in Mexico and substantially all cash is on deposit with Canadian chartered banks.

All of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investments, including increase in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Going Concern

These unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities and commitments in the normal course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. These unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

1.	Nature of Business and Going Concern (continued)

The Company is in the exploration stage and is subject to the risks and challenges similar to other companies in a comparable stage of exploration. These risks include, but are not limited to, dependence on key individuals, successful exploration results and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project and continue as a going concern. As at June 30, 2010, the Company had negative working capital of approximately $714,890, including cash and cash equivalents of approximately $183,109; however, management estimates that these funds will not be sufficient to meet the Company's obligations and budgeted expenditures through June 30, 2011. Any funding shortfall may be met in the future in a number of ways including, but not limited to, the sale of equity or debt securities, further expenditure reductions, renegotiation of the amount and timing of exploration property payments, the introduction of joint venture partners, and/or a business combination (see Note 13). There is, however, no assurance that these sources of funding or initiatives will be available to the Company, or that they will be available on terms which are acceptable to the Company.

2.	Summary of Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine months ended June 30, 2010 may not necessarily be indicative of the results that may be expected for the year ending September 30, 2010.

The consolidated balance sheet at September 30, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended September 30, 2009. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended September 30, 2009.

(a) Recently Adopted Accounting Policies

Financial Instruments

In June 2009, the AcSB issued amendments to Section 3862, “Financial Instruments – Disclosures”, to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses in measuring the fair values of its financial instruments. The new requirements are effective for annual financial statements for fiscal years ending after September 30, 2009. The additional disclosures will be included in the Company’s annual financial statements for the year ending September 30, 2010.

2.	Summary of Significant Accounting Policies

(b) Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” which replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP is for interim and annual financial statements relating to the fiscal year beginning on or after January 1, 2011. Accordingly, the Company will begin reporting under IFRS for its interim and annual periods for the year ended September 30, 2012. The Company’s transition date will be October 1, 2010, which will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Capital Management

The Company considers the items included in consolidated Shareholders’ Equity as capital. Accordingly, the capital of the Company is $24.1 million and $24.8 million as at June 30, 2010 and September 30, 2009, respectively. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the period ended June 30, 2010. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

4.	Significant Risk Factors

The Company's risk exposures and the impact on the Company's unaudited interim consolidated financial statements are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to short-term investments and receivables. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Management believes that the credit risk concentration with respect to financial instruments in these areas is remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2010, the Company had a cash and cash equivalents balance of $183,109 (September 30, 2009 - $2,481,433) to settle current liabilities of $922,588 (September 30, 2009 - $378,613). All of the Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. See Note 1.

Market Risk

(a)	Interest Rate Risk

The Company's current policy is to invest excess cash in investment grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations, exploration and administrative expenses in Mexican Pesos (MXN) or US Dollars (USD) on a cash call basis using MXN or USD currencies converted from its Canadian dollar bank accounts held in Canada. Included in exploration property interests are estimated IVA amounts recoverable which are recoverable in Mexican Pesos. The estimated IVA amounts recoverable balance was $1,158,906CAD ($14,177,954MXN) and $1,043,579CAD ($13,005,720 MXN) as at June 30, 2010 and September 30, 2009, respectively. Management believes the foreign exchange risk derived from currency conversions is insignificant and therefore does not hedge its foreign exchange risk.

4.	Financial Risk Factors (continued)

Market Risk (continued)

(c)	Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

(d)	Property Risk

See Note 1.

Sensitivity Analysis

The Company has designated its cash and cash equivalents and short term investments as held-for-trading, and measured them at fair value. Financial instruments included in prepaids and sundry receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at June 30, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately the same. Based on management's knowledge and experience of the financial markets, the Company believes movements in interest rates, foreign exchange, and commodity prices are reasonably possible over a three month period.

Short term investments include deposits at call which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by $nil.

The Company has IVA amounts recoverable in Mexican Pesos that give rise to exposure to foreign exchange risk. The impact of a 10% increase in the Mexican Peso relative to the Canadian Dollar is an increase in the consolidated net loss and other comprehensive loss of $106,000CAD. The impact of a 10% decrease in the Mexican Peso relative to the Canadian Dollar is a decrease in the consolidated net loss and other comprehensive loss of $129,000CAD.

Price risk is remote at this time since the Company is not a producing entity.

5.	Property, Plant and Equipment

	June 30, 2010
		Accumulated
	Cost	Amortization	Net
	$	$	$
Computer equipment	44,544	25,354	19,190
Furniture and equipment	15,000	6,668	8,332
Software	136,127	130,972	5,155
Vehicle	68,800	37,075	31,725
Leasehold improvements	34,448	17,336	17,112
Building	99,860	15,614	84,246
Land	40,640	-	40,640
	439,419	233,019	206,400

5.	Property, Plant and Equipment (continued)

	September 30, 2009
		Accumulated
	Cost	Amortization	Net
	$	$	$
Computer equipment	43,362	19,215	24,147
Furniture and equipment	15,000	6,360	8,640
Software	136,127	115,157	20,970
Vehicle	68,800	27,864	40,936
Leasehold improvements	34,448	12,169	22,279
Building	99,860	13,009	86,851
Land	40,640	-	40,640
	438,237	193,774	244,463

6.	Exploration Property Interests

	June 30, 2010
	Orion	IVA	Advances	Total
	$	$	$	$
Beginning balance	21,312,940	1,043,579	51,618	22,408,137

Additions during the year
Acquisition costs	1,243,460	-	-	1,243,460
Assays and analysis	35,683	-	-	35,683
Environmental	71,879	-	-	71,879
Exploration support	62,476	-	-	62,476
Field supplies & equipment	661	-	-	661
Geological	149,673	-	-	149,673
Land payments	42,012	-	-	42,012
Metallurgical	73,182	-	-	73,182
Mining duties, permits and fees	113,777	-	-	113,777
Transportation	40,671	-	-	40,671
Wages and consulting fees	343,660	-	-	343,660
	2,177,134	-	-	2,177,134

Collected during the period	-	-	-	-
Increase (decrease) during the period	-	115,327	(46,631)	68,696

Ending balance	23,490,074	1,158,906	4,987	24,653,967

6.	Exploration Property Interests (continued)

	September 30, 2009
	Orion	IVA	Advances	Total
	$	$	$	$
Beginning balance	11,110,355	944,527	63,914	12,118,796

Additions during the year
Acquisition costs	1,964,012	-	-	1,964,012
Assays and analysis	863,120	-	-	863,120
Environmental	50,943	-	-	50,943
Drilling	4,956,907	-	-	4,956,907
Exploration support	430,006	-	-	430,006
Field supplies & equipment	114,328	-	-	114,328
Geological	242,983	-	-	242,983
Mapping & surveying	11,144	-	-	11,144
Metallurgical	46,499	-	-	46,499
Mining duties, permits and fees	213,506	-	-	213,506
Transportation	93,843	-	-	93,843
Wages and consulting fees	1,215,294	-	-	1,215,294
	10,202,585	-	-	10,202,585

Collected during the year	-	(1,009,585)	(12,296)	(1,021,881)
Increase during the year	-	1,108,637	-	1,108,637

Ending balance	21,312,940	1,043,579	51,618	22,408,137

Orion

The Orion Gold Project consists of several mineral concessions containing a total area of approximately 105,000 hectares located in the state of Nayarit, on the Pacific coast of the Republic of Mexico.

The El Magnifico concession, which formed part of the Company’s initial land holdings, was staked for the Company and is not subject to any royalty or other agreements. The Bonanza I, Reese, Gross and El Dorado concessions, staked at various times since September, 2005 by the Company, are likewise not subject to any royalty or other agreements.

The following concessions are subject to a royalty or option agreement:

(a)	Orion

The Orion concession is made up of one concession comprising approximately 528 hectares. The Orion concession is subject to a 3.5% net smelter royalty, which may be purchased at any time for $250,000 and a 10% net profits interest.

(b)	La Estrella

Pursuant to an option agreement dated November 28, 2003, the Company can acquire a 100% interest in the La Estrella concession. The La Estrella concession is made up of one claim comprising approximately 146 hectares. Consideration for the acquisition of the concessions is as follows:

6.	Exploration Property Interests (continued)

	(b)	La Estrella (continued)

  Aggregate payments of USD$1,450,000 (CAD$1,527,984) over six years with an initial payment of USD$25,000 (CAD$24,870) (paid) and payments in year one - USD$50,000 (CAD$49,740) (paid); year two - USD$75,000 (CAD$74,610) (paid); year three - USD$100,000 (CAD$134,628) (paid); year four - USD$100,000 (CAD$102,072) (paid); year five - US$100,000 (CDN$115,420) (paid); year six - US$1,000,000 (CDN$1,049,390).

  On December 8, 2009, the Company renegotiated the property payments on the La Estrella concession. The original agreement provided for a USD$1,000,000 (CAD$1,049,390) payment to be made on November 28, 2009; however, the Company has restructured the payment as follows: December 8, 2009 USD$75,000 (CAD$79,240) (paid), June 8, 2010 USD$25,000 (CAD $26,235) (paid), December 8, 2010 USD$100,000 (CAD$104,939), June 8, 2011 USD$100,000 (CAD$104,939), December 8, 2011 USD$175,000 (CAD$183,643), June 8, 2012 USD$175,000 (CAD$183,643) and December 8, 2012 USD$350,000 (CAD$367,286).

(c)	San Juan, San Francisco, San Miguel and Isis (collectively known as Huajicari concessions)

On July 25, 2008, the Company entered into a definitive option agreement with Compania Minera Huajicari, S.A. de D.V. (“Compania Minera Huajicari”) to acquire six additional mining concessions totaling 2,730 hectares in the Orion Silver-Gold Mining District in the State of Nayarit, Mexico. Consideration for the acquisition of the concessions is as follows:

  Aggregate payments of USD$2,500,000 (CAD$2,588,130) with an initial payment of USD$500,000 (CAD$511,650) (paid), and payments six months from closing - USD$500,000 (CAD$601,900) (paid), twelve months from closing - USD$500,000 (CAD$567,408) (paid), eighteen months from closing - USD$500,000 (CAD$524,225) and twenty-four months from closing - USD$500,000 (CAD$524,225).

  On December 10, 2009, the Company renegotiated the property payments on the Huajicari concession. The original agreement provided for a USD$500,000 payment to be made on November 8, 2009; however, the Company has restructured the payment as follows: January 31, 2010 USD$250,000 (CAD$262,348) (paid) and April 30, 2010 USD$250,000 (CAD$261,112).

  On June 14, 2010, the Company renegotiated the property payments on the Huajicari concession. The amended agreement provided for a USD$250,000 payment to be made on April 30, 2010 and the original agreement provided for a final payment of USD$500,000 on May 8, 2010; however, the Company restructured the payments as follows: July 31, 2010 USD$250,000 (CAD$261,112) (paid subsequent to June 30, 2010. See Note 13), August 31, 2010 USD$250,000 (CAD$261,112) (paid subsequent to June 30, 2010. See Note 13) and October 31, 2010 USD$250,000 (CAD$261,112).

  3,500,000 common shares of the Company, of which 500,000 was due upon closing (issued), 750,000 was due six months from closing (issued), 750,000 was due twelve months from closing (issued), 750,000 was due eighteen months from closing (issued), and 750,000 was due twenty- four months from closing (issued). The shares issued are recorded based on the share price on the date the shares are issuable.

  Compania Minera Hujicari has the option to acquire an additional 500,000 common shares of the Company by foregoing and in lieu of receiving the USD$500,000 (CAD$509,620) final payment.

  The Company committed to and incurred exploration expenditures of USD$3,000,000 (CAD$3,057,720) over the first two years on the acquired concessions.

6.	Exploration Property Interests (continued)

	(c)	San Juan, San Francisco, San Miguel and Isis (collectively known as Huajicari concessions) (continued)

  3% Net Smelter Royalty (“NSR”) on production from the acquired concessions, however, the Company has the option to purchase the NSR for US$3,000,000 (CAD$3,057,720).

  The Company may early terminate the agreement without further responsibility upon payment of 20% of the total remaining cash payments at the time of termination.

7.	Related Party Transactions

(a)	During the three months ended June 30, 2010, the Company paid or accrued nil (2009 - $52,560) consulting fees to an officer of the Company. The fees were recorded as exploration property interests.

(b)

During the nine months ended June 30, 2010, the Company paid or accrued $55,877 (2009 - $98,388) consulting fees to an officer of the Company. The fees were recorded as exploration property interests. In addition, for the nine months ended June 30, 2010, the Company recorded ($26,763) of stock based compensation cost as exploration property interests.

(c)

Included in accounts payable and accrued liabilities at June 30, 2010 is nil (September 30, 2009 - $16,586) owing to one officer of the Company for management fees and expenses incurred on behalf of the Company. These amounts are unsecured, non-interest bearing with no fixed terms of repayment.

(d)	Included in prepaids and sundry receivables at June 30, 2010 is nil (September 30, 2009 - $885) as an advance for travel costs to an officer of the Company.

The above related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	Share Capital

(a)	Authorized

Unlimited number of common shares

(b)	Issued

	Number	Amount
	#	$
Balance at September 30, 2008	67,870,262	18,969,087

Private placement at $0.50 per share (i)	20,000,000	10,000,000
Warrant valuation (i)	-	(1,789,000)
Exercise of stock options	139,286	94,816
Issue of shares for acquisition of property (Note 6 (c))	1,500,000	675,000
Share issue costs (i)	-	(1,677,722)

Balance at September 30, 2009	89,509,548	26,272,181

Warrant valuation (ii)	-	(197,313)
Exercise of stock options	1,900,000	1,164,512
Issue of shares in predecessor share exchange	117	-
Issue of shares for acquisition of property (Note 6 (c))	1,500,000	720,000

Balance at June 30, 2010	92,909,665	27,959,380

(i)

On March 24, 2009, the Company completed a brokered private placement consisting of 20,000,000 units (the “Units”) in the Company at a price of $0.50 per Unit for gross proceeds of $10,000,000. Each Unit is comprised of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at an exercise price of $0.65 per Warrant Share at any time within two years from the date of closing. Jennings Capital Inc. and BMO Capital Markets acted as co-lead agents in a syndicate which included Wolverton Securities Inc.

The agents were paid a cash commission of $700,000 and were issued a total of 1,400,000 warrants (the “Broker Warrants”). Each Broker Warrant is exercisable for one Unit at $0.50 per Unit at any time within 24 months of closing. The fair value of the Broker Warrants issued was determined to be $0.44 per warrant or $622,000 in the aggregate using the Black-Scholes option pricing model and was charged to share issue costs. The following weighted average assumptions were used: risk-free interest rate of 1.07%, expected dividend yield of 0%, expected stock volatility of 84% and an expected life of 2 years.

Other consultants were issued a total of 1,000,000 stock options related to the successful completion of the financing. The fair value of the stock options issued was determined to be $0.42 per stock options or $420,000 in the aggregate using the Black-Scholes option pricing model and was charged to share issue costs. The following weighted average assumptions were used: risk-free interest rate of 2.535%, expected dividend yield of 0%, expected stock volatility of 84% and an expected life of 5 years. Other share issue costs totaled $305,084. Issue costs of $368,475 were allocated to warrants.

8.	Share Capital (continued)

(b)	Issued (continued)

The fair value of the private placement warrants issued was determined to be $0.18 per warrant or $1,789,000 in the aggregate using the Black-Scholes option pricing model. The following weighted average assumptions were used: risk-free interest rate of 1.07%, expected dividend yield of 0%, expected stock volatility of 84% and an expected life of 2 years.

(ii)

On December 31, 2009, the Company obtained approval to extend the term of 5,682,500 common share purchase warrants that were issued by the Company as part of the January 11, 2008 private placement. The term of these warrants was extended by six months; accordingly, the new expiry date is now July 11, 2010. The amended fair value of the warrants has been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 0.5%; expected life of 0.53 years; expected volatility of 62%, and expected dividend yield of 0%. The additional estimated fair value of $197,313 was allocated to the warrants.

(c)	Stock Options

The Company has a stock option plan (the “Plan”) providing the Board of Directors with the discretion to issue stock options to its directors, officers and certain consultants of the Company. Previously, the aggregate number of shares of the Company which could be issued and sold under the Plan should not exceed 9,775,000. At the annual general meeting of the shareholders in March 2009, an amendment to the Plan was approved whereby the aggregate number of shares of the Company which may be issued and sold under the Plan was increased to 11,300,000. Stock options are granted with an exercise price determined by the Board of Directors. Options shall not be granted for a term exceeding five years. Options vest over a period of at least 18 months and must be released in equal stages on a quarterly basis and options issued to Investor Relations Consultants must vest in stages of not less than twelve months with no more than one-quarter of the options vesting in any three month period.

The following is a summary of stock option activity for the nine months ended June 30, 2010 and the year ended September 30, 2009:

	Nine Months Ended		Year Ended
	June 30, 2010		September 30, 2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$
Beginning Balance	9,089,286	0.65	7,795,000	0.65
Granted	-	-	1,978,572	0.58
Forfeited (vested)	(240,000)	0.65	(356,666)	0.52
Forfeited (unvested)	(120,000)	0.65	(188,334)	0.48
Exercised	(1,900,000)	0.35	(139,286)	0.48

Ending Balance	6,829,286	0.73	9,089,286	0.65

8.	Share Capital (continued)

(c)	Stock Options (continued)

The estimated fair value of options has been estimated at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in the pricing model to assign value to the options granted during the period are as follows:

	Nine Months Ended	Year Ended
	June 30, 2010	September 30, 2009

Risk free interest rate	nil	2.17%
Expected life	nil	4.3 years
Expected volatility	nil	86%
Expected dividend yield	nil	-

The weighted average fair value of options granted whose exercise price at grant date was greater than the market price on the grant date during the three months ended June 30, 2010 is nil (year ended September 30, 2009 – $0.26) . The weighted average fair value of options granted whose exercise price at grant date was less than the market price on the grant date during the year ended June 30, 2010 is nil (year ended September 30, 2009 – $0.39) .

As at June 30, 2010, the Company has outstanding stock options entitling the holders to acquire common shares as follows:

			Weighted Average
Weighted Average	Number	Number	Remaining
Exercise Price	Outstanding	Exercisable	Contractual Life
$	#	#	Years
0.75	89,286	89,286	0.1
1.30	700,000	700,000	0.8
1.33	75,000	75,000	0.8
0.98	1,550,000	1,550,000	1.9
0.90	50,000	50,000	1.9
0.90	50,000	50,000	2.1
0.80	100,000	100,000	2.1
0.60	10,000	10,000	2.2
0.44	140,000	140,000	2.1
0.49	100,000	100,000	2.5
0.50	2,315,000	2,315,000	2.8
0.50	100,000	100,000	2.9
0.70	500,000	312,500	3.2
0.50	50,000	50,000	3.6
0.55	1,000,000	666,667	3.8
0.73	6,829,286	6,308,453	2.0

As at June 30, 2010, 4,470,714 options remained available for future grants under the plan. Options vested and exercisable at June 30, 2010 totaled 6,308,453 at an average exercise price of $0.75 per share.

9.	Warrants

The following is a summary of warrant activity for the nine months ended June 30, 2010 and the year ended September 30, 2009:

	Nine Months Ended					Year Ended
	June 30, 2010					September 30, 2009
					Weighted					Weighted
					Average					Average
	Number		Amount		Exercise Price	Number		Amount		Exercise Price
	#	$		$		#	$		$
Beginning Balance	36,038,800		5,325,976		0.70	24,638,800		3,283,451		0.73
Granted	-		-		-	11,400,000		2,411,000		0.63
Cost of issue	-		-		-	-		(368,475)		-
Extended	-		197,313		-	-		-		-
Exercised	-		-		-	-		-		-
Expired	(27,300)		(3,064)		0.70	-		-		-
Ending Balance	36,011,500		5,520,225		0.70	36,038,800		5,325,976		0.70

The following warrants are outstanding as at June 30, 2010:

Number of
Warrants		Exercise Price	Expiry Date
#	$
5,637,500		0.70	July 11, 2010	(1)
17,900,000		0.75	July 25, 2010
1,074,000		0.56	July 25, 2010	(2)
10,000,000		0.65	March 24, 2011
1,400,000		0.50	March 24, 2011	(3)
36,011,500

(1)	Approval for the extension of the warrants was obtained on December 31, 2009. See Note 8(b)(ii).
(2)	Each whole warrant entitles the holder to acquire one unit comprised of one common share and one warrant to acquire one additional common share for $0.75 for a period of two years.
(3)	Each whole warrant entitles the holder to acquire one unit comprised of one common share and one half of one warrant to acquire one additional common share for $0.65 for a period of two years.

10.	Contributed Surplus

	Nine Months Ended	Year ended
	June 30, 2010	September 30, 2009
	$	$
Beginning Balance	6,838,609	5,783,716
Stock-based compensation expense	68,648	535,008
Stock-based compensation recorded as share and warrant issue costs	-	420,000
Stock-based compensation recorded as exploration property interests	(29,762)	126,423
Exercise of stock options	(499,513)	(26,538)
Expiration of warrants	3,064	-
Ending Balance	6,381,046	6,838,609

11.	Commitments and Contingencies

On October 1, 2007, the Company entered into a lease for office space for a term of five years ending September 30, 2012. Minimum lease commitments for successive fiscal years ending September 30 are approximated as follows:

$
2010	5,735
2011	22,940
2012	23,680
52,355

The Company has an employment agreement with the Chief Executive Officer that contains change of control, change of location and termination clauses under which the Chief Executive Officer would be entitled to three times his annual salary of $250,000 and bonus (determined by the compensation committee on an annual basis with the bonus amount not to exceed 150% of the annual salary) and his listed benefits would continue for a period of three years. Subsequent to June 30, 2010, the Chief Executive Officer negotiated an employment contract with Capital Gold Corporation and waived all change of control, change of location and termination clauses under his employment contract with the Company.

The Company has an employment agreement with the Chief Financial Officer that contains change of control, change of location and termination clauses under which the Chief Financial Officer would be entitled to two times her annual salary of $100,000 and bonus (determined by the compensation committee on an annual basis with the bonus amount not to exceed 150% of the annual salary) and her listed benefits would continue for a period of three years. As at June 30, 2010, $220,000 was accrued as transaction costs related to the proposed business combination with Capital Gold Corporation.

See also Note 6(c) regarding the early termination clause with respect to the Huajicari concessions.

12.	Supplemental Cash Flow Information

	Three Months Ended June 30,		Nine Months Ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-

Non-cash investing and financing transactions:
Acquisition of exploration property interests for share consideration (Note 6(c))	360,000	-	720,000	337,500
Change in exploration property interests payable	59,675	654,895	38,788	106,944
Fair value of warrants extended	-	-	197,313	-
Recorded value of warrants expired	-	-	3,064	-
Fair value of warrants included in share issue costs	-	-	-	322,000
Stock-based compensation recorded as exploration property interests	-	-	(29,762)	-
Recorded value of options exercised	184,032	-	499,513	26,538

13.	Subsequent Events

In February 2010, the Company jointly announced with Capital Gold Corporation (“Capital Gold”) that they had entered into an agreement with respect to a proposed business combination in an all-share transaction subject to the completion of certain terms and conditions. $656,702 of transaction costs had been incurred as of June 30, 2010 related to this proposed transaction. On August 2, 2010, the proposed business combination closed. Pursuant to the transaction, Nayarit Gold Inc. was amalgamated with a wholly-owned subsidiary of Capital Gold and each common share of Nayarit Gold Inc. was exchanged for 0.134048 shares of common stock of Capital Gold. Upon the exercise or conversion of former convertible securities (stock options, warrants and agents’ warrants) of Nayarit, holders will receive shares of Capital Gold in lieu of shares of Nayarit on the basis of the exchange ratio. A total of 12,454,354 shares of Capital Gold were issued pursuant to the transaction and a further 2,525,464 shares were reserved for issuance upon the exercise or conversion of former Nayarit convertible securities.

In conjunction with the closing of the business combination with Capital Gold, revised expiration dates were provided for 4,970,000 options (666,218 stock options on a post-merger basis) for directors, employees and consultants that would not be providing services to Capital Gold post-merger. The revised expiration date for 4,970,000 stock options was November 1, 2010.

On August 29, 2010, the Company received a Decision Document from the Ontario Securities Commission which had the effect of Nayarit Gold Inc. ceasing to be a reporting issuer in Canada.

Subsequent to June 30, 2010, 5,637,500 warrants expired unexercised (exercise price $0.70) , 17,900,000 warrants expired unexercised (exercised price $0.75) and 1,074,000 Agents warrants expired unexercised (exercised price $0.56)

Subsequent to June 30, 2010, $500,000USD was paid pursuant to the amended Huajicari option agreement.

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The following represents material adjustments to the consolidated financial statements as at June 30, 2010 and September 30, 2009 and for the three and nine months ended June 30, 2010 and 2009 in order to conform to accounting principles generally accepted in the United States (“US GAAP”).

	June 30,	September 30,
	2010	2009
	$	$
Assets
Canadian GAAP	25,068,065	25,196,265
Deferred exploration expenditures (a)	(18,487,393)	(17,553,717)
US GAAP	6,580,672	7,642,548

Future Income Taxes
Canadian GAAP	-	-
Deferred exploration expenditures expensed (a)	5,176,470	4,915,000
Increase in valuation allowance	(5,176,470)	(4,915,000)
US GAAP	-	-

Deficit
Canadian GAAP	(15,715,174)	(13,619,114)
Cumulative deferred exploration expenditures adjustment (a)	(18,487,393)	(17,553,717)
US GAAP	(34,202,567)	(31,172,831)

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)
	For the three months ended June 30,
	2010	2009
	$	$
Statement of Operations
Net loss under Canadian GAAP	(767,082)	(646,271)
Deferred exploration expenditures (a)	(211,824)	(2,236,554)
Net loss under US GAAP	(978,906)	(2,882,825)

Basic and diluted loss per share - US GAAP	(0.01)	(0.03)

Statement of Cash Flows
Cash flows used in operating activities under Canadian GAAP	(318,236)	(598,280)
Deferred exploration expenditures (a)	(271,499)	(2,891,449)
Cash flows used in operating activities under US GAAP	(589,735)	(3,489,729)

Cash flows used in investing activities under Canadian GAAP	(315,927)	(3,015,980)
Deferred exploration expenditures (a)	271,499	2,891,449
Cash flows used in investing activities under US GAAP	(44,428)	(124,531)

	For the nine months ended June 30,
	2010	2009
	$	$
Statement of Operations
Net loss under Canadian GAAP	(2,096,060)	(2,119,649)
Deferred exploration expenditures (a)	(933,675)	(7,364,417)
Net loss under US GAAP	(3,029,735)	(9,484,066)

Basic and diluted loss per share - US GAAP	(0.03)	(0.13)

Statement of Cash Flows
Cash flows used in operating activities under Canadian GAAP	(1,372,881)	(1,395,902)
Deferred exploration expenditures (a)	(972,463)	(7,471,361)
Cash flows used in operating activities under US GAAP	(2,345,344)	(8,867,263)

Cash flows used in investing activities under Canadian GAAP	(1,590,443)	(9,095,619)
Deferred exploration expenditures (a)	972,463	7,471,361
Cash flows used in investing activities under US GAAP	(617,980)	(1,624,258)

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)

(a)	Deferred Exploration Expenditures

Under Canadian GAAP, exploration expenditures may be capitalized during the search for a commercially mineable body of ore and amortized later during commercial production. Under US GAAP, exploration expenditures can only be deferred subsequent to the determination that proven or probable mineral reserves exist at which time costs incurred to bring the mine into production are capitalized as development costs. Capitalized costs are then amortized on a unit of production basis based on proven and probable reserves.

For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

(b)	Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company.

(c)	Stock Based Employee Compensation

On November 27, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options. Consequently, there were no differences between Canadian and US GAAP with respect to options granted since inception. Canadian GAAP permits a choice which allows companies to estimate forfeitures at the grant date or recognize forfeitures as they occur. US GAAP requires forfeitures to be estimated at the grant date. Management has evaluated the impact of estimating forfeitures at the grant date for the purposes of this reconciliation and determined that the impact is not material.

(d)	Uncertainty in Income Taxes

In July 2006, the ASC issued guidance for Accounting for Uncertainty in Income Taxes. The guidance prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the guidance, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time value. The guidance also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. It is effective for fiscal years beginning after December 15, 2006. Management has evaluated the adoption of the guidance for purposes of this reconciliation and has determined there is no impact.

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)

(e)	Recently Issued Accounting Pronouncements

The Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC is effective for annual or interim periods ending after September 15, 2009. The adoption of the ASC did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Fair Value Accounting

In September 2006, the ASC guidance for fair value measurements and disclosure was updated to define fair value, establish a measurement framework, and expand disclosures about fair value measurements. This guidance does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The provisions of the updated guidance were adopted October 1, 2008. In February 2008, the FASB staff issued an update to the guidance which delayed the effective date for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of guidance is not expected to have a significant impact on the Company.

In October 2008, the guidance was further updated to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. The guidance states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and, in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. The guidance was effective upon issuance. The adoption of guidance did not have a significant impact on the Company

Fair Value Option

In February 2007, the ASC issued guidance that permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The guidance was adopted October 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of the guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Accounting for the Useful Life of Intangibles

In April 2008, the ASC updated guidance on the determination of the useful life of intangible assets which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The guidance is effective for the Company’s fiscal year beginning October 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of the guidance to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)

(e)	Recently Issued Accounting Pronouncements (continued)

Business Combinations

In December 2007, the ASC guidance for business combinations was updated to provide new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. The updated guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of the updated guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after October 1, 2009. The Company will apply the guidance to all future business combinations.

Equity Method Investment

In November 2008, the ASC updated guidance which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of the changes is to provide guidance on (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The updated guidance will be effective for the Company’s fiscal year beginning October 1, 2009. The adoption of the updated guidance did not have an impact on the Company’s consolidated financial position or results of operations and is not expected to have an impact on the Company’s consolidated financial position or results of operations.

Variable Interest Entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The provisions of the updated guidance are effective for the Company’s fiscal year beginning October 1, 2010. The Company does not expect the adoption of this guidance to have an impact on consolidated financial position, results of operations or cash flows.

SCHEDULE D

		December 31, 2009		September 30, 2009
Assets				
Current assets				
Cash and cash equivalents	$	1,416,250	$	2,481,433
Short-term investments		7,620		8,614
Prepaids and sundry receivables (Note 7)		43,475		53,618
		1,467,345		2,543,665
Property, plant and equipment (Note 5)		232,968		244,463
Exploration property interests (Note 6)		23,363,902		22,408,137
	$	25,064,215	$	25,196,265
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities (Note 7)	$	422,684	$	378,613
Shareholders' Equity				
Share capital (Note 8)		26,434,868		26,272,181
Warrants (Note 9)		5,523,289		5,325,976
Contributed surplus (Note 10)		6,896,185		6,838,609
Deficit		(14,212,811)		(13,619,114)
		24,641,531		24,817,652
	$	25,064,215	$	25,196,265

Approved on behalf of the Board:

Signed "R. Glen MacMullin" , Director
Signed "Donald Flemming", Director

9. Warrants

	Three Months Ended December 31, 2009			Year Ended September 30, 2009		
	Number	Amount	Weighted Average Exercise Price	Number	Amount	Weighted Average Exercise Price
	#	$	$	#	$	$
Beginning Balance	36,038,800	5,325,976	0.70	24,638,800	3,283,451	0.73
Granted	-	-	-	11,400,000	2,411,000	0.63
Cost of issue	-	-	-	-	(368,475)	-
Extended	-	197,313	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
Ending Balance	36,038,800	5,523,289	0.70	36,038,800	5,325,976	0.70

The following warrants are outstanding as at December 31, 2009:

Number of warrants	Value	Exercise Price	Expiry Date
#	$	$	
5,664,800	836,346	0.70	January 11, 2010
17,900,000	2,685,000	0.75	July 25, 2010
1,074,000	311,460	0.56	July 25, 2010 (1)
10,000,000	1,789,000	0.65	March 24, 2011
1,400,000	622,000	0.50	March 24, 2011 (2)
36,038,800	6,243,806		

10. Contributed Surplus

	Three Months Ended December 31, 2009	Year ended September 30, 2009
	$	$
Beginning Balance	6,838,609	5,783,716
Stock-based compensation expense	43,093	535,008
Stock-based compensation recorded as share and warrant issue costs	-	420,000
Stock-based compensation recorded as exploration property interests	14,483	126,423
Exercise of stock options	-	(26,538)
Expiration of warrants	-	-
Ending Balance	6,896,185	6,838,609

11. Commitments and Contingencies

	$
2010	17,205
2011	22,940
2012	23,680
	63,825

The Company has a consulting agreement with the Vice President of Exploration that contains change of control and termination clauses under which the Vice President of Exploration would be entitled to one times his annual base consulting fees of $150,000 and bonus (determined by the compensation committee on an annual basis with the bonus amount not to exceed 150% of the annual salary) and his listed benefits would continue for a period of six months.

12. Supplemental Cash Flow Information

	Three Months Ended December 31, 2009	2008
	$	$
Interest paid	-	-
Income taxes paid	-	-
Non-cash investing and financing transactions:		
Acquisition of exploration property interests for share consideration (Note 6(b))	360,000	337,500
Change in exploration property interests payable	74,294	28,438
Fair value of warrants extended	197,313	-
Stock-based compensation recorded as exploration property interests	14,483	-

SCHEDULE E

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(Expressed in thousands of U.S. dollars, unless otherwise noted)

The unaudited pro forma condensed consolidated income statement for the fiscal year ended December 31, 2010 and for the three months ended March 31, 2011 combine the historical consolidated income statements of AuRico and CGC, giving effect to the Transaction as if it had occurred on January 1, 2010 and January 1, 2011 respectively.

The unaudited pro forma condensed consolidated balance sheet as at March 31, 2011 combines the historical consolidated balance sheets of AuRico and CGC, giving effect to the merger as if it had occurred on March 31, 2011. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable, and (3) with respect to the income statements, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2010 has been prepared in accordance with Canadian GAAP; the unaudited pro forma condensed consolidated balance sheet and income statement as at and for the three months ended March 31, 2011 has been prepared in accordance with International Financial Reporting Standards ("IFRS"). These pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

On August 2, 2010, prior to the merger of AuRico and CGC, CGC acquired Nayarit Gold Inc. ("Nayarit") pursuant to a merger agreement. Following the completion of this transaction, the combined entity became known as CGC. The operating results and financial position of Nayarit are reflected in the financial statements of CGC as at and for the three and six months ended January 31, 2011. The operating results of Nayarit are not reflected in the financial statements of CGC for any periods prior to August 2, 2010. Management of AuRico has reflected the consolidated financial information of Nayarit in the pro forma condensed consolidated income statement for the year ended December 31, 2010 in order to provide the additional information necessary to assess the implications of the merger with CGC.

Management has determined that no material adjustments to the CGC or Nayarit financial statements are required to comply with the accounting policies used by AuRico in the preparation of its consolidated financial statements, except as disclosed herein.

In addition, the unaudited pro forma condensed consolidated financial information was based on and should be read in conjunction with the:

- separate historical audited consolidated financial statements of AuRico as at and for the year ended December 31, 2010, prepared in accordance with Canadian GAAP;
- unaudited consolidated financial statements of AuRico as at and for the three months ended March 31, 2011, prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34");
- audited consolidated financial statements of CGC as at and for the fiscal year ended July 31, 2010 and 2009, prepared in accordance with U.S. GAAP, and the related notes, including the reconciliation to Canadian GAAP for the year ended July 31, 2010;

- unaudited consolidated financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010, prepared in accordance with U.S. GAAP;
- unaudited interim consolidated financial statements of Nayarit as at and for the nine months ended June 30, 2010, prepared in accordance with Canadian GAAP; and
- unaudited interim consolidated financial statements of Nayarit as at and for the three months ended December 31, 2009, prepared in accordance with Canadian GAAP.

The pro forma condensed consolidated financial information should be read in conjunction with the description of the merger in this document and the financial statements, together with notes thereon, that are included in this document, or incorporated by reference herein.

The financial information presented for Nayarit was prepared based on the historical financial statements of Nayarit prepared and presented in Canadian dollars and was translated from Canadian dollars to U.S. dollars at the average exchange rate for the applicable period for the income statement data.

Financial information for the three months ended January 31, 2011 of Nayarit is included in the unaudited consolidated interim financial statements of CGC for the three and six months ended January 31, 2011, as CGC's acquisition of Nayarit was completed on August 2, 2010. The income statement data of Nayarit for the six months ended June 30, 2010, prior to the acquisition by CGC, has been reflected separately in the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2010. Nayarit's unaudited consolidated income statement for the six months ended June 30, 2010 was constructed by deducting the three months ended December 31, 2009 from the nine months ended June 30, 2010.

The audited consolidated financial statements of CGC for the years ended July 31, 2010, the unaudited consolidated financial statements of CGC for the six months ended January 31, 2011 and 2010, and the unaudited consolidated financial statements of CGC for the three months ended January 31, 2011 have been used to approximate the year ended December 31, 2010 and the three months ended January 31, 2011. The unaudited income statement for the year ended January 31, 2011 was constructed by adding and deducting the six months ended January 31, 2011 and the six months ended January 31, 2010, respectively, from the year ended July 31, 2010. The unaudited consolidated balance sheet of CGC as at January 31, 2011 has been used to approximate the pro forma balance sheet as at March 31, 2011.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company. There were no material transactions between AuRico and CGC during the periods presented in the unaudited pro forma condensed consolidated financial information that would need to be eliminated. Transactions between CGC and Nayarit during the periods presented in the unaudited pro forma condensed consolidated financial information have been eliminated as a pro forma adjustment. See notes to the pro forma condensed consolidated financial information below.

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2010 and the unaudited pro forma condensed consolidated financial information for the three months ended March 31, 2011 have been prepared using the acquisition method of accounting, under Canadian GAAP and IFRS, respectively, and are subject to change and interpretation. AuRico has been treated as the acquirer for accounting purposes. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As at March 31, 2011
(presented in accordance with IFRS)

(in thousands of U.S. dollars)

	AuRico	CGC		Pro Forma Adjustments (*note 6*)	Pro forma Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Trade payables and accrued liabilities	$43,239	$8,428	(xv)	$ (147)	$56,020
			(iv)	4,500	
Current portion of long-term debt	4,347	2,600	(xiii)	(816)	6,947
			(xiii)	816	
Current portion of other long-term liabilities	760	—		—	760
Current portion of long-term provisions	325	—		—	325
Current portion of deferred income tax liability	—	7,754	(xv)	(7,754)	—
Total current liabilities	48,671	18,782		(3,401)	64,052
Long-term debt	26,257	—		—	26,257
Other long-term liabilities	5,297	263	(xvii)	(236)	5,324
Long-term provisions	6,562	2,769	(xvi)	276	9,607
Employee future benefits	266	—		—	266
Royalty liability	—	—	(xxi)	9,266	9,266
Deferred income tax liability	83,805	18,074	(xv)	7,648	169,085
			(ix)	59,558	
Total long-term liabilities	122,187	21,106		76,512	219,805
Total liabilities	**170,858**	**39,888**		**73,111**	**283,857**
Shareholders' equity					
Capital stock	882,285	6	(i(a))	(6)	1,235,335
			(i)	343,886	
			(iii)	5,206	
			(iv)	3,958	
Contributed surplus	24,176	113,627	(xviii)	(111)	24,176
			(i(b))	(113,516)	
Deficit	(259,189)	(1,853)	(xix)	(15)	(270,766)
			(i(c))	1,868	
			(iv)	(11,577)	
Accumulated other comprehensive income	10,318	(530)	(i(d))	530	10,318
Total shareholders' equity	**657,590**	**111,250**		**230,223**	**999,063**
Total liabilities and shareholders' equity	**$828,448**	**$151,138**		**$303,334**	**$1,282,920**

See accompanying notes

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Income Statement
For the Three Months ended March 31, 2011
(presented in accordance with IFRS)

(in thousands of U.S. dollars)

	Au Rico	CGC		Pro Forma Adjustments (*note 6*)	Pro forma Consolidated
Revenue from mining operations	$70,313	$20,038	(x)	$744	$91,095
Expenses					
Production costs, excluding amortization and depletion	18,993	7,676	(x)	744	26,591
			(xxi)	(822)	
Refining costs	361	—		—	361
Mine standby costs	7,555	—		—	7,555
Amortization and depletion	11,063	1,030	(xx)	(388)	14,708
			(vii)	3,003	
Total cost of sales	37,972	8,706		2,537	49,215
General and administrative costs	7,847	1,430	(xviii)	(111)	9,166
Exploration and business development	942	826	(xiv)	(826)	942
Earnings before other items	**23,552**	**9,076**		**(856)**	**31,772**
Interest expense	(711)	(273)		—	(984)
Foreign exchange loss	(1,996)	—	(xii)	(1,554)	(3,550)
Other income	673	13			686
	21,518	8,816		(2,410)	27,924
Deferred income tax recovery	(970)	—	(ix)	(611)	(1,834)
			(xv)	(253)	
Current tax expense	10,702	3,526			14,228
	9,732	**3,526**		**(864)**	**12,394**
Net earnings	**$11,786**	**$5,290**		**$(1,546)**	**$15,530**
Earnings per share					
Basic (xi)	$0.09				$0.09
Diluted (xi)	$0.09				$0.09
Weighted average number of shares outstanding (in thousands)					
Basic (xi)	139,098				171,894
Diluted (xi)	139,433				172,990

See accompanying notes

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Income Statement
For the Year ended December 31, 2010
(presented in accordance with Canadian GAAP)

(in thousands of U.S. dollars)

	AuRico	CGC	Nayarit		Pro Forma Adjustments (note 6)	Pro forma Consolidated
Revenue from mining operations	$238,266	$74,679	$ —	(x)	$2,147	$315,092
Expenses						
Production costs, excluding amortization and depletion	90,866	28,168	—	(x)	2,147	118,116
				(xxi)	(3,065)	
Mine standby costs	9,214	—			—	9,214
Refining costs	1,873	—	—		—	1,873
General and administrative costs	27,589	9,877	1,381	(xviii)	(357)	38,490
Exploration and business development	1,934	2,384	43	(xiv)	(2,384)	1,977
Amortization, depletion and accretion	46,527	3,705	26	(xx)	(928)	61,342
				(vii)	12,012	
	178,003	44,134	1,450		7,425	231,012
Earnings (loss) before other items	**60,263**	**30,545**	**(1,450)**		**(5,278)**	**84,080**
Impairment charge	(221,610)	—	—		—	(221,610)
Gain on investments	1,260	—	—		—	1,260
Loss on disposal of assets	(2,582)	—	—		—	(2,582)
Interest on long-term debt	(3,149)	(1,220)	2		—	(4,367)
Foreign exchange loss	(3,091)	—	(3)	(xiii)	(2,372)	(5,466)
Interest and other income	1,693	11	1		—	1,705
Other	(881)	(56)	—		—	(937)
	(228,360)	(1,265)			(2,372)	(231,997)
(Loss) earnings before income taxes	**(168,097)**	**29,280**	**(1,450)**		**(7,650)**	**(147,917)**
Future income tax recovery	(19,094)	—	—	(xv)	928	(20,671)
				(ix)	(2,505)	
Current tax (recovery)/expense	(1,516)	14,928	—		—	13,412
	(20,610)	14,928			(1,577)	(7,259)
Net (loss) earnings	**$(147,487)**	**$14,352**	**$(1,450)**		**$(6,073)**	**$(140,658)**
Loss per share						
Basic (xi)	$(1.06)					$(0.82)
Diluted (xi)	$(1.06)					$(0.82)
Weighted average number of shares outstanding (in thousands)						
Basic (xi)	138,503					171,300
Diluted (xi)	138,503					171,300

See accompanying notes

AuRico Gold Inc.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
March 31, 2011 and December 31, 2010
(In thousands of U.S. dollars, unless otherwise noted)

1. Description of the transaction

On April 8, 2011, AuRico completed the acquisition of CGC pursuant to which AuRico acquired all of the issued and outstanding common stock of CGC in a cash and share transaction. To effect the merger transaction, CGC merged with and into a wholly-owned subsidiary of AuRico. As a result of this merger, the shares of CGC common stock are no longer listed on any stock exchange or quotation system.

Under the terms of the merger agreement, each share of common stock of CGC was exchanged for 0.5209 common shares of AuRico and a cash payment in the amount of $1.09 per CGC share.

2. Basis of presentation

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2010 and the unaudited pro forma condensed consolidated financial information as at and for the three months ended March 31, 2011 were prepared using the acquisition method of accounting. AuRico is considered the legal and accounting acquirer and CGC is the legal and accounting acquirer of Nayarit . The unaudited pro forma condensed consolidated financial information was based on the historical financial statements of AuRico, CGC and Nayarit . Certain reclassifications have been made to the historical financial statements in preparation of the pro forma condensed consolidated financial information to conform to the financial statement presentation currently adopted by AuRico.

The acquisition accounting is dependent upon certain valuations and other studies or events that have yet to be finalized. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company's future results of operations and financial position.

The assets acquired and liabilities assumed of CGC were recorded as of the completion of the merger, primarily at their respective fair values and added to those of AuRico. The results of operations of CGC are included in the financial statements of the combined company as of the date of the completion of the merger.

Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain acquisition-related restructuring charges affecting CGC are not included as a component of consideration transferred but are accounted for as expenses in the periods during which the costs are incurred. Total acquisition-related transaction costs incurred by AuRico are approximately $11,577. The approximate transaction costs are reflected in the unaudited pro forma condensed consolidated balance sheet as a reduction to cash and cash equivalents, an increase in payables, an increase to share capital (for the share based payments) and an increase to the deficit balance. The unaudited pro forma condensed consolidated

v. Represents the estimated deferred income tax liability, based on an estimated income tax rate of 30%, multiplied by the estimated differences between the fair value of the purchase price allocation adjustments made to assets and liabilities, excluding goodwill, and the estimated tax bases of the associated assets and liabilities, excluding goodwill. The pro forma adjustment to record the effect of deferred taxes was computed as follows:

Estimated differences between the estimated fair values and the tax bases:	
Stockpiles and ore on leach pads	$49,748
Mining interest and property and equipment	158,044
Royalty liability	(9,266)
Total estimated differences	**198,526**
Associated deferred income taxes at 30% tax rate:	**$59,558**

vi. The carrying value of the intangible assets acquired is assumed to approximate fair value.

vii. Goodwill represents the excess of the preliminary purchase price over the estimated fair value of assets acquired and liabilities assumed.

viii. Represents the estimated fair value of CGC's royalty obligation assumed by the Company as part of the merger transaction.

6. Pro forma adjustments and assumptions

Adjustments included in the "Pro forma adjustments" column represent the following:

(i) This pro forma adjustment eliminates the historical equity accounts of CGC and Nayarit.

a) Capital stock	(6)
b) Contributed surplus	(113,516)
c) Deficit	1,868
d) Accumulated other comprehensive income	530

(ii) This pro forma adjustment reflects the issuance of 32,796,771 shares of AuRico common shares at $10.49 per share in connection with the acquisition of 100% of the outstanding shares of CGC capital stock.

(iii) This pro forma adjustment reflects the fair value of 802,104 replacement stock options outstanding with a total fair value of $5,206.

(iv) This pro forma adjustment reflects the estimated transaction costs of approximately $11,577 associated with the merger, reflected as an adjustment to cash and cash equivalents ($3,119), payables ($4,500), capital stock ($3,958), and deficit as such costs are expensed. These costs are not expected to continue, and as such, an adjustment has not been included within the pro forma condensed consolidated income statements.

(v) This pro forma adjustment reflects the cash payment of $68,630 to CGC shareholders, based on $1.09 multiplied by the common shares of CGC common stock outstanding on April 8, 2011.

(vi) This pro forma adjustment reflects the estimated adjustment to stockpiles and ore on leach pads inventory to estimated fair market value. The combined company's cost of sales will reflect the increased valuation of CGC's inventory as the acquired inventory is sold, which is expected to occur within the first year post-acquisition. There is no continuing impact of the acquired inventory adjustment on the consolidated income statements, and as such, it is not included in the unaudited pro forma condensed consolidated income statements.

(vii) This pro forma adjustment reflects the estimated increase to mining interests and the exploration property interest, associated with the preliminary fair value adjustment of approximately $156,470 and $1,574, respectively, as well as the associated increase to amortization and depletion of approximately $12,012 and $3,003 for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively.

(viii) This pro forma adjustment reflects the estimate of acquisition-date goodwill associated with the merger transaction.

(ix) This pro forma adjustment reflects an estimate of the tax impacts of the acquisition on the balance sheet and income statements, primarily related to estimated fair value adjustments for stockpiles and ore on leach pads inventory, mining interests, and the reversal of royalty payments. The estimated rate is based on the historical effective tax rate for AuRico, which is 28% for the year ended December 31, 2010 and the three months ended March 31, 2011. AuRico believes that using its historical effective tax rate is factually supportable in that it is derived from statutory rates. The actual effective tax rate of the combined company could be significantly different [either higher or lower] than the estimated tax rate, and depends on post-acquisition activities, including repatriation decisions. On January 1, 2010, the Mexican government enacted legislation that increases the regular income tax rate from 28% to 30%. The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation.

(x) CGC's accounting policy is to net revenues from sales of silver against production costs as CGC considers silver to be a by-product. AuRico sells silver directly and, accordingly, such amounts are recognized as revenue. A pro forma adjustment has been presented to classify silver sales on a basis consistent with AuRico's accounting policy.

(xi) The unaudited pro forma consolidated basic and diluted earnings (loss) per share for the periods presented are based on the combined basic and diluted weighted-average shares. The historical basic and diluted weighted average shares of CGC were assumed to be replaced by the shares issued by AuRico to effect the merger.

(xii) AuRico management has determined the functional currency of CGC's operating subsidiary to be the U.S. dollar. The unaudited pro forma consolidated financial information has been adjusted to reflect this determination.

(xiii) This adjustment is to reclassify deferred financing fees to be netted against the associated long-term debt, as required under IFRS, and to then adjust this account balance to reflect the Company's estimate of the fair value at March 31, 2011.

(xiv) This adjustment is to capitalize certain exploration costs that were expensed under U.S. GAAP, but which are permitted to be capitalized under IFRS and Canadian GAAP.

(xv) These adjustments are to reflect the deferred tax impact of the adjustments to property, plant and equipment, long-term provisions, and other long-term liabilities, stemming from the various accounting policy alignment adjustments referenced herein. These adjustments also reflect the IFRS requirement to classify all deferred tax liabilities as long-term.

(xvi) This adjustment is to record the impact on CGC's asset retirement obligations from discounting using the pre-tax Government of Mexico rate under IFRS. CGC's asset retirement obligation had been discounted using the credit-adjusted discount rate under U.S. GAAP.

(xvii) This adjustment is to record the impact of adjusting CGC's employee future benefits liability under IFRS. Under U.S. GAAP, CGC accrued a liability for its termination indemnity as part of its employee future benefits liability. Under IFRS, the termination indemnity is not recognized as a liability or expense until the period in which the termination is communicated.

(xviii) This adjustment is to reverse stock option expense for the period as unvested stock options were fully recognized as part of the purchase price allocation.

(xix) This adjustment is to record the accumulated impact of the various IFRS adjustments noted on CGC's deficit.

(xx) This adjustment represents the impact of aligning CGC's useful life and depreciation policies for its property, plant and equipment, with AuRico's accounting policies under IFRS and Canadian GAAP, including the related impact of these adjustments on inventory.

(xxi) This adjustment represents the estimated fair value of CGC's royalty obligation assumed by the Company as part of the merger transaction. Previously, CGC had recorded the net smelter return payments associated with this obligation as an expense; accordingly, a pro forma adjustment to reverse the expense originally recorded by CGC has been reflected.

7. Other disclosures

The pro forma condensed consolidated income statement for the year ended December 31, 2010 and the pro forma condensed consolidated income statement for the three months ended March 31, 2011, include an overlapping period of CGC; the results of operations for CGC for the three months ended January 31, 2011 are included in the constructed pro forma condensed consolidated income statement for the year ended December 31, 2010, as well as the pro forma condensed consolidated income statement for the three months ended March 31, 2011. Revenues, total operating expenses, and income before income taxes of CGC of $20,038, $10,962, and $8,816 respectively, for the three months ended January 31, 2011, have been reflected in the constructed pro forma consolidated income statement for the year ended December 31, 2010, and the pro forma condensed consolidated income statement for the three months ended March 31, 2011.